October 25, 2006

NoAct
P.E. 10-25-06

Response of the Offices of Chief Counsel
Division of Corporation Finance
Division of Market Regulation

Act: 1933
Section:
Rule: 144
Public Availability: 10/25/2006

Re: EIG Mutual Holding Company
Incoming letter dated October 25, 2006
Employers Holdings. Inc.

The positions of the Divisions of Corporation Finance and Market Regulation are as follows. Capitalized terms have the same meanings defined in your letter.

Division of Corporation Finance

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the Holding Company, in reliance on your opinion of counsel that the described demutualization is exempt under Section 3(a)(10) of the Securities Act, issues or exchanges Holding Company Stock for Membership Interests in EIG without registration under the Securities Act.

Holding Company Stock issued in the demutualization to Eligible Members for their Membership Interests in EIG will not be restricted securities within the meaning of Rule 144(a)(3) under the Securities Act. The Division's view is that Holding Company Stock may be resold as follows:

- Eligible Members who are neither affiliates of EIG or EICN at the time the plan of demutualization is submitted for their approval and who remain unaffiliated with the Holding Company after the demutualization may resell their Holding Company Stock without regard to Rules 144 or 145(c) or (d).

- Eligible Members who are affiliates of EIG or EICN at the time the plan of demutualization is submitted for their approval, but who are not affiliates of the Holding Company after the demutualization, are persons described in Rule 145(c) and may resell their Holding Company Stock in the manner permitted by Rule 145(d). In computing holding periods for purposes of Rules 145(d)(2) and (3), such persons may not take into account the periods they held Membership Interests in EIG.

- Eligible Members who are affiliates of EIG or EICN at the time the plan of demutualization is submitted for their approval and affiliates of the Holding Company after the demutualization may resell their Holding Company Stock in the manner permitted by Rule 145(d)(1).

1379041

Division of Market Regulation

Based on the facts presented, but without necessarily agreeing with your analysis, the Division will not recommend enforcement action to the Commission under Section 15(a) of the Exchange Act if the Call Center personnel, the Producers, or the EIG Personnel communicate with members in the manner described in your letter without the Call Center Personnel, the Producers, or the EIG Personnel registering as brokers under Section 15(b) of the Exchange Act.

In reaching this position, the Division particularly notes that: (1) the Conversion and the activities of the Call Center personnel, the Producers, and the EIG Personnel in connection therewith are one-time, non-recurring events; (2) no compensation of the Call Center personnel, the Producers, or the EIG Personnel will be payable contingent upon the consummation of the Conversion or depend upon the votes or elections made by Voting Members;[1] (3) the Call Center personnel, the Producers, and the EIG Personnel will not be compensated, directly or indirectly, for their efforts in connection with the Conversion; (4) the Call Center personnel and EIG Personnel will receive only the compensation they already receive as directors, officers, or employees of EIG, the Holding Company, the Intermediate Holding Company, or EICN performing duties for EIG, the Holding Company, the Intermediate Holding Company, or EICN otherwise than in connection with the Conversion; (5) the activities of the Call Center personnel, the Producers, and the EIG Personnel will be strictly limited and, with respect to the Call Center personnel and the EIG Personnel, supervised in accordance with the provisions set forth in the letter; (6) the Call Center personnel, the Producers, and the EIG Personnel will not handle customer funds or securities in connection with the Conversion; (7) no Call Center personnel, Producers, or EIG Personnel will be hired solely for the purpose of assisting Voting Members in connection with the vote on the Plan by Voting Members; (8) the Call Center personnel, the Producers, and the EIG Personnel will not discuss the potential market value of the Holding Company or of the Holding Company Stock; and (9) the Call Center personnel, the Producers, and the EIG Personnel will not advise policyholders on how to vote on the Plan, other than confirming that the board of directors of EIG has unanimously voted to adopt the Plan.

The Division also notes that you have not requested relief, and the Division takes no position, on the application of the broker-dealer registration requirements of Section 15(a) of the Exchange Act to the limited communications of the Call Center personnel or the Producers which occur prior to the date on which the Member Information Statement and other documents prepared or approved by EIG and the Commissioner for use in connection with the Special Meeting are available. In addition, the Division notes that

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[1] In this regard, the Division notes that the Founders' Grants, which are contingent upon the consummation of the Conversion, will be received by all full-time and part-time employees of the Holding Company and its subsidiaries (other than officers with titles of Senior Vice President and above), including the Call Center personnel and the EIG Personnel (other than officers with titles of Senior Vice President and above and directors), and their size will not vary based on a recipient's participation in activities related to the Conversion.

you have not requested relief, and the Division takes no position, on the application of the broker-dealer registration requirements of Section 15(a) of the Exchange Act to any anticipated activities of the Agent and its employees.

* * *

The above positions are based on the representations made to the Divisions in your letter and your opinions of counsel. Any different facts or conditions might require the Divisions to reach a different conclusion. This response expresses the positions of the Divisions of Corporation Finance and Market Regulation on enforcement action only and does not express any legal conclusions on the questions presented..

Sincerely,

For the Division of Corporation Finance

Sonia G. Barros
Attorney-Advisor

For the Division of Market Regulation

Brian A. Bussey
Assistant Chief Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2006

Mail Stop 3010

Susan J. Sutherland
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: EIG Mutual Holding Company

Dear Ms. Sutherland:

In regard to your letter of October 25, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn, Chief
Office Chief Counsel

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

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Securities Act of 1933, as amended - Sections 3(a)(10) and 5; and Rules 144 and 145

Securities Exchange Act of 1934, as amended - Sections 15(a) and 15(b)

October 25, 2006

Mr. David Lynn
Chief Counsel
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ms. Catherine McGuire
Associate Director and Chief Counsel
Office of the Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

EIG Mutual Holding Company

Dear Mr. Lynn and Ms. McGuire:

We are counsel to EIG Mutual Holding Company, a mutual insurance holding company organized under the laws of the State of Nevada ("EIG"), in connection with EIG's proposed conversion from a mutual insurance holding company into a stock company. This process, described in detail below, is referred to herein as the "Conversion," and will be effected pursuant to the terms of the Plan of Conversion of EIG, adopted on August 17, 2006 and amended and restated on October 3, 2006 (the "Plan"), and Sections 693A.400 through 693A.540 of Title 57 of the Nevada Revised Statutes (the "Nevada Conversion Law").[1] EIG is a mutual insurance holding company owned by its members, who are policyholders of Employers Insurance Company of Nevada ("EICN"), a Nevada stock workers' compensation insurance company and a wholly-owned, indirect subsidiary of EIG.

Upon effectiveness of the Conversion, EIG will become a Nevada stock corporation and will change its name to "Employers Holdings, Inc." (the "Holding Company"), all of the membership interests of EIG's members will be extinguished, and certain members of EIG will receive shares of common stock of the Holding Company ("Holding Company Stock"), cash or a combination of both in exchange for the extinguishment of their membership interests. In addition, upon effectiveness of the Conversion, the Holding Company will hold all of the issued and outstanding capital stock of Employers Group, Inc.,[2] a Nevada stock corporation (the "Intermediate Holding Company"), and the Intermediate Holding Company will hold all of the issued and outstanding capital stock of EICN and other operating subsidiaries.[3]

As a mutual insurance holding company, EIG has no authorized, issued or outstanding capital stock. EIG is a mutual insurance holding company owned by its members, who are the policyholders of EICN. The policyholders of EICN, through the purchase of insurance policies from EICN, acquire insurance coverage and benefits from EICN and "membership interests" in EIG (the "Membership Interests"). Such Membership Interests consist principally of the right to vote in the election of directors of EIG and the right to share in any residual value of EIG in the event that EIG or EICN were to undergo liquidation in the future.

In connection with the Conversion, the Holding Company: (i) will apply for listing of the Holding Company Stock on the New York Stock Exchange; (ii) on or prior to the effective date (the "Effective Date") of the Conversion, will register the Holding Company Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and (iii) will conduct a registered, underwritten initial public offering of Holding Company Stock (the "IPO"), which will be consummated on the Effective Date. The effectiveness of the Plan and the closing of the IPO must occur simultaneously.

Under Sections 693A.450 and 693A.455.2(a) of the Nevada Conversion Law, the Insurance Commissioner of the State of Nevada (the "Commissioner") is expressly authorized and required to conduct a public hearing to consider, among other things, whether the Plan "is fair and equitable to the policyholders." Section 693A.430 of the Nevada Conversion Law defines "policyholder" as "a person who holds a policy issued by the converting mutual on the day on which the plan of conversion is initially approved by the board of directors of the

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1 A copy of the Nevada Conversion Law is attached hereto as Exhibit A.

2 Employers Group, Inc. is the name that Employers Insurance Group, Inc., a direct wholly-owned subsidiary of EIG and the immediate parent of EICN, will adopt upon consummation of the Conversion of EIG.

3 A chart setting forth the organizational structure of EIG before and immediately after the Conversion is attached hereto as Exhibit B.

converting mutual."[4] Under Section 693A.440.2(c) of the Nevada Conversion Law, the Plan must, among other things, "[r]equire the distribution of consideration to the eligible members upon extinguishment of their membership interests in the converting mutual." Section 693A.420 of the Nevada Conversion Law defines an "eligible member" as "a person who has a membership interest in the converting mutual on the date on which the board of directors of the converting mutual adopts a resolution proposing a plan of conversion and an amendment to its articles of incorporation."

As set forth in the Plan, August 17, 2006 (the "Adoption Date") was the date on which the board of directors of EIG adopted a resolution initially proposing, approving and adopting the Plan, including the amendments to the articles of incorporation of EIG contemplated by the terms of the Plan. Accordingly, Persons (as defined in the Plan) who held policies issued by EICN that were in force on the Adoption Date, and who therefore also had Membership Interests in EIG on the Adoption Date, are both "eligible members" and "policyholders" as those terms are defined under Sections 693A.420 and 693A.430, respectively, of the Nevada Conversion Law. These Persons, therefore, are the only Persons eligible to receive consideration in the Conversion, in accordance with Sections 693A.420 and 693A.440.2(c) of the Nevada Conversion Law, as well as the only Persons entitled to vote on the Plan for purposes of the vote to be taken pursuant to Section 693A.460.4 of the Nevada Conversion Law. These Persons are defined under the Plan as the "Eligible Members." All Eligible Members (the only Persons entitled to receive consideration under the Plan) also are "policyholders" for purposes of the Commissioner's determination as to whether the Plan is "fair and equitable to the policyholders" pursuant to Section 693A.455.2(a) of the Nevada Conversion Law.

Persons who were not holders of policies issued by EICN that were in force on the Adoption Date, including policyholders of EIG's California domiciled insurance subsidiary, Employers Compensation Insurance Company, are not eligible to receive consideration in the Conversion. Persons who become members of EIG after the Adoption Date will not be eligible to receive consideration in the Conversion, although their Membership Interests will be extinguished upon effectiveness of the Conversion.

The Plan provides that Eligible Members, in exchange for the extinguishment of their Membership Interests, will receive shares of Holding Company Stock, cash or a combination of both. Eligible Members who must receive consideration in the form of cash include Eligible Members whose mailing address as shown on the records of EIG is an address at which mail is undeliverable or deemed to be undeliverable in accordance with guidelines approved by the Commissioner, or is outside the United States of America, or those Eligible Members with respect to whom EIG determines in good faith to the satisfaction of the Commissioner that it is not reasonably feasible or appropriate to provide consideration in the form of Holding Company Stock. Except for those Eligible Members who must receive cash as specified above, and except for the limited circumstances described below, Eligible Members will receive consideration in

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[4] "Converting mutual" is defined under Section 693A.415 of the Nevada Conversion Law as "a domestic mutual insurance company or a mutual insurance holding company that has adopted a plan of conversion to a domestic stock insurance company pursuant to NRS 693A.400 to 693A.540, inclusive."

the form of shares of Holding Company Stock unless they validly elect to receive consideration in the form of cash, as discussed below.

Pursuant to Section 693A.455 of the Nevada Conversion Law, effectiveness of the Plan is subject to the issuance by the Commissioner of an initial order approving the application for Conversion. Under the terms of the Plan, the Plan must also be approved by EIG's members by (i) the affirmative vote of a majority of EIG's members (the "Record Date Members") as of a record date set by the board of directors of EIG (the "Record Date"), and (ii) at least two-thirds of the "policyholders" (i.e., the Eligible Members as defined under the Plan) voting by proxy or in person at the special meeting to vote on the Plan (the "Special Meeting"). The Eligible Members and the Record Date Members are referred to herein collectively as the "Voting Members." In addition, pursuant to Section 693A.470 of the Nevada Conversion Law, effectiveness of the Plan is subject to the issuance by the Commissioner of a final order approving the application for Conversion (which, under Section 693A.470, the Commissioner must issue within ten days after receiving a valid certification from EIG setting forth the vote and certifying that the Plan was approved by the requisite vote of the Eligible Members under Section 693A.460 of the Nevada Conversion Law). Under the terms of the Plan and Section 693A.470 of the Nevada Conversion Law, the Conversion will not become effective until EIG has obtained the foregoing approvals and the Commissioner has issued to EICN an amended certificate of authority to transact the business of insurance in the State of Nevada.

I. <u>Request</u>

We are writing to request confirmation that, based upon the facts and representations set forth herein, the Staff of the Division of Corporation Finance (the "Staff") and the Staff of the Division of Market Regulation will not recommend that the Securities and Exchange Commission (the "Commission") take enforcement action against EIG, the Holding Company, the Intermediate Holding Company, EICN, any of their affiliates or their respective officers, directors or employees, including any of the Call Center personnel (as described below), or the Producers (as defined below) if:

(i) in the transaction that will result in EIG's Conversion, the Holding Company issues shares of Holding Company Stock to certain Eligible Members in exchange for the extinguishment of their Membership Interests, without registering such exchange under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption from registration provided by Section 3(a)(10) thereunder;

(ii) Eligible Members who receive such unregistered shares of Holding Company Stock subsequently sell such shares in accordance with the resale guidelines described in Section V.B hereof; and

(iii) the Call Center personnel, the Producers or certain of the officers, directors or employees of EIG, the Holding Company, the Intermediate Holding Company or EICN who are not Call Center personnel (collectively, the "EIG Personnel"), communicate with members under the circumstances described in this letter without the Call Center personnel, the

Producers or the EIG Personnel registering as brokers with the Commission pursuant to Section 15(b) of the Exchange Act.[5]

II. Background

Through its operating subsidiaries, EIG, a mutual insurance holding company organized under the laws of the State of Nevada, is a specialty provider of workers' compensation insurance focused on select small businesses engaged in low to medium hazard industries. EIG's business has historically targeted employers located in several western states, primarily California and Nevada. EIG distributes its products almost exclusively through independent agents and brokers (collectively, the "Producers") and its strategic distribution relationships with two partners.[6]

During 2005, through its operating subsidiaries and based on net premiums written, EIG was the largest, seventh largest and seventeenth largest non-governmental writer of workers' compensation insurance in Nevada, California and the United States, respectively, as reported by A.M. Best Company. EIG had net premiums written (which excludes premiums ceded to its reinsurers) of $439.7 million and $209.0 million, total revenues of $496.5 million and $241.8 million and net income of $137.6 million and $40.7 million for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively. EIG had total assets of $3.2 billion at June 30, 2006.

The Conversion is the culmination of a deliberative process that began with a decision by Employers Insurance Company of Nevada, a Mutual Company, a Nevada mutual insurance company and EICN's predecessor (the "Predecessor"), in May 2003 to undertake a comprehensive review of its strategic alternatives. The Conversion builds upon the reorganization of the Predecessor that was completed on April 1, 2005 pursuant to a Plan of Reorganization adopted on September 9, 2004 and amended on November 8, 2004. The Plan of Reorganization was approved by the Predecessor's members at a meeting held on January 27, 2005. In that reorganization, the Predecessor became EICN, a Nevada stock workers' compensation insurance company operating within a mutual insurance holding company structure, under the indirect ownership and control of EIG. In connection with that reorganization, the Predecessor received confirmation from the Staff that the Staff would not

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5 We do not request relief under Section 15(a) of the Exchange Act with respect to the limited communications of the Call Center personnel or the Producers which occur prior to the date on which the Member Information Statement and other documents prepared or approved by EIG and the Commissioner for use in connection with the Special Meeting are available.

6 Through EIG's strategic distribution relationship with ADP, Inc. ("ADP"), EIG jointly markets its workers' compensation insurance products with ADP's payroll services primarily to small businesses in California, as well as in Colorado, Idaho, Texas and Utah. EIG's workers' compensation insurance products are distributed through ADP's insurance agency and field sales staff. Through EIG's strategic distribution relationship with Blue Cross of California, an operating subsidiary of Wellpoint, Inc. ("Wellpoint"), EIG jointly markets its workers' compensation insurance products with Wellpoint's group health insurance plans to small businesses in California. EIG's workers' compensation insurance products are distributed through the Wellpoint distribution force of life and health agents. Because ADP and Wellpoint do not conduct business in Nevada, we do not anticipate that they or their respective employees and agents will engage in communications concerning the Conversion with Voting Members.

recommend that the Commission take any enforcement action with respect to certain matters described in a no-action request letter submitted to the Commission by the Predecessor's counsel.[7]

III. The Proposed Conversion

EIG proposes to convert from a mutual insurance holding company into a stock company in accordance with the Nevada Conversion Law. The Nevada Conversion Law provides for the conversion, by operation of law, of a Nevada mutual insurance holding company into a stock form of ownership, provided certain conditions are satisfied, including (i) the adoption of a formal plan of conversion (such as the Plan) by the mutual insurance holding company's board of directors (Section 693A.440); (ii) the filing of an application to convert to a stock company with the Commissioner (Section 693A.445); (iii) the holding of a public hearing on the application by the Commissioner (Section 693A.450); (iv) the initial approval of the application to convert by the Commissioner (Section 693A.455); (v) the holding of a meeting of the members of the mutual insurance holding company and the approval of the Plan by a vote of the members of the mutual insurance holding company (Section 693A.460); (vi) satisfaction of all the conditions in the Plan (Section 693A.470); (vii) entry of a final order approving the application to convert by the Commissioner (Section 693A.470); and (viii) the issuance by the Commissioner of an amended certificate of authority to the relevant insurer to transact the business of insurance in the State of Nevada (Section 693A.470).

The Plan. The Plan has been and will continue to be subject to extensive regulatory review by the Commissioner and its outside legal, financial and actuarial advisors. EIG's board of directors unanimously proposed, approved and adopted the Plan at a meeting held on August 17, 2006. On August 22, 2006, EIG submitted to the Commissioner for her approval an application for conversion under the terms of the Plan in accordance with Section 693A.445 of the Nevada Conversion Law. EIG's board of directors unanimously approved an amended and restated Plan at a meeting held on October 3, 2006. Under Section 693A.450 of the Nevada Conversion Law, the Commissioner is expressly authorized and required to conduct a public hearing (the "Hearing") to consider, among other things, whether the Plan is fair and equitable to the "policyholders" (i.e., the Eligible Members as defined under the Plan).

Pursuant to Section 693A.450 of the Nevada Conversion Law, EIG must provide "such reasonable notice of the hearing as the Commissioner requires" (the "Hearing Notice"). EIG mailed the Hearing Notice prepared by the Commissioner to all members of EIG on October 5, 2006, and to other interested persons as determined by the Commissioner, and also published the Hearing Notice in each of the Reno Gazette-Journal, the Nevada Appeal and the Las Vegas Review-Journal & Sun on September 25, 2006, and on October 2, 9 and 16, 2006. In addition, the Hearing Notice was posted on September 25, 2006 at the Nevada Division of Insurance Office in Carson City, Nevada. On October 5, 2006, EIG also sent a letter to its members informing them of the Hearing and providing them with copies of the Plan, as amended and restated, and a summary description of the Plan and related matters. EIG has posted copies of these communications, together with the Hearing Notice, on its website.

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7 See Employers Insurance Company of Nevada, A Mutual Company (December 2, 2004).

Not later than 30 days after the Hearing, the Commissioner is required to issue an order "making an initial determination of approval or disapproval of the application" for conversion under the terms of the Plan in accordance with Section 693A.455.1 of the Nevada Conversion Law. Under Section 693A.455 of the Nevada Conversion Law, the Commissioner is not permitted to issue an order making an initial determination of approval unless she finds that: (i) the Plan is fair and equitable to the policyholders (i.e., the Eligible Members as defined under the Plan); (ii) the Plan does not deprive the policyholders (i.e., the Eligible Members as defined under the Plan) of their property rights or due process of law; (iii) EICN meets the minimum requirements for a certificate of authority to transact the business of insurance in the State of Nevada; and (iv) continued operation of EICN is not hazardous to future policyholders and the public. In making her initial determination, pursuant to Section 693A.455 of the Nevada Conversion Law, the Commissioner may consider any relevant factor. In addition, under Section 693A.470.1 of the Nevada Conversion Law, the Commissioner must enter a final order approving the application to convert to a stock company within 10 days after receiving a valid certification from EIG setting forth the vote of the Voting Members and certifying that the Plan was approved by not less than two-thirds of the policyholders (i.e., the Eligible Members as defined under the Plan) voting in person or by proxy on the Plan. Pursuant to Section 693A.535 of the Nevada Conversion Law, any final approval order issued by the Commissioner will be final and binding, subject only to judicial review in accordance with the procedures provided for under Nevada law. Unless the Plan is abandoned pursuant to Section 693A.465 of the Nevada Conversion Law, the Commissioner must issue an amended certificate of authority to EICN when EIG files a certificate with the Commissioner stating that all the conditions set forth in the Plan have been satisfied. In accordance with Section 693A.470.3 of the Nevada Conversion Law, the Conversion will be effective "upon the issuance of the certificate of authority by the Commissioner."

Under the terms of the Plan and Section 693A.460 of the Nevada Conversion Law, the Plan must be approved by the Voting Members at the Special Meeting. Each Voting Member is entitled to one vote, regardless of the number of policies such person holds or may have held on the Adoption Date or the Record Date. However, a person who is a Voting Member in more than one legal capacity (e.g., a trustee under separate trusts) will be deemed a separate Voting Member in each such capacity. As required by the Plan and Section 693A.460.2 of the Nevada Conversion Law, EIG will mail to each Voting Member a notice (the "Special Meeting Notice") of the Special Meeting which must include, without limitation, a brief description of the Plan, a statement that the Commissioner has initially approved the Plan and a written proxy permitting the Voting Member to vote for or against the Plan. The Special Meeting Notice will be accompanied by information relevant to the Special Meeting, including a copy of the Plan and other explanatory information (collectively, the "Member Information Statement"). The Special Meeting Notice will be in a form satisfactory to the Commissioner. The Member Information Statement will include information regarding EIG and the proposed Conversion that is substantially similar to that included in the Registration Statement on Form S-1 (the "Form S-1") filed with the Commission in connection with the registered, underwritten IPO of Holding Company Stock. The Form S-1 will be filed via EDGAR with the Commission prior to or at the same time that EIG mails the Member Information Statement to the Voting Members.

Upon effectiveness of the Conversion, EIG will become a Nevada stock company and will change its name to "Employers Holdings, Inc.," all of the Membership Interests of its members will be extinguished, and Eligible Members will receive shares of Holding Company Stock, cash or a combination of both in exchange for the extinguishment of their Membership Interests. In addition, upon effectiveness of the Conversion, the Holding Company will hold all of the issued and outstanding capital stock of the Intermediate Holding Company, and the Intermediate Holding Company will hold all of the issued and outstanding capital stock of EICN and other operating subsidiaries.

The aggregate consideration to be received by Eligible Members will be allocated among the Eligible Members in accordance with the allocation provisions set forth in the Plan, which provide for both a fixed allocation component, intended to compensate all Eligible Members equally for the extinguishment of their Membership Interests, and a variable allocation component, based upon both the total number of days during which an Eligible Member has been a policyholder of EICN during the period from January 1, 2000 through the Adoption Date, and the total amount of premium for coverage purchased by an Eligible Member from EICN for the period from January 1, 2001 through the Adoption Date, all as more fully set forth in the Plan. The mechanism by which the Plan allocates the aggregate consideration among the Eligible Members is through the allocation of 50,000,000 "Allocable Shares," which in the aggregate are intended to represent the pre-IPO value of EIG. (For example, because under the Plan the fixed allocation component represents 20% of the total consideration, 10,000,000 Allocable Shares will be allocated under the Plan equally among all Eligible Members, regardless of the number or size of their policies with EICN.) The Plan then provides for the distribution of consideration in respect of these Allocable Shares in the form of cash, Holding Company Stock or a combination of both, as described further below.

The consideration to be received by Eligible Members will be in the form of either shares of Holding Company Stock, cash or a combination of both. Under the terms of the Plan, Eligible Members must receive solely cash consideration in exchange for the extinguishment of their Membership Interests in the following limited circumstances (the "Mandatory Cash Payments"): (i) the Eligible Member's address for mailing purposes as shown on EIG's records is an address at which mail is undeliverable or is deemed to be undeliverable in accordance with guidelines approved by the Commissioner; (ii) the Eligible Member's address for mailing purposes as shown on EIG's records is located outside the United States of America; or (iii) if EIG determines in good faith to the satisfaction of the Commissioner that it is not reasonably feasible or appropriate to provide such Eligible Member with shares of Holding Company Stock in exchange for the extinguishment of its Membership Interests. The amount of the cash to be received by an Eligible Member receiving consideration solely in the form of cash will be equal to the number of Allocable Shares that have been allocated to such Eligible Member under the allocation provisions of the Plan, multiplied by the price per share at which the Holding Company Stock is sold in the IPO. Except as otherwise described below, all other Eligible Members will be entitled to receive shares of Holding Company Stock in exchange for the extinguishment of their Membership Interests in the Conversion. An Eligible Member receiving consideration solely in the form of shares of Holding Company Stock will receive the number of Allocable Shares allocated to such member under the allocation provisions of the Plan.

All Eligible Members who are entitled to receive shares of Holding Company Stock in the Conversion will be permitted, prior to the vote of the Voting Members at the Special Meeting, to express a preference to receive cash, rather than shares of Holding Company Stock, as consideration for the extinguishment of their Membership Interests. However, if the Net Cash Proceeds (as defined below) from the IPO and the net proceeds from the exercise of any underwriters' over-allotment option, when taken together, are not sufficient, after payment of all fees and expenses incurred by EIG, the Intermediate Holding Company or EICN, respectively, in connection with the Conversion and the IPO and all Mandatory Cash Payments, net of any applicable withholding tax (collectively, the "Mandatory Cash Requirements"), to satisfy all cash elections in full (the total amount of cash required to fully fund all valid cash elections is referred to as the "Elective Cash Requirements"), then that available cash will be allocated and distributed among Eligible Members electing cash consideration pro rata in proportion to the number of Allocable Shares allocated to them pursuant to the allocation provisions of the Plan. "Net Cash Proceeds" means the cash proceeds of the IPO received by the Holding Company, net of all underwriting commissions, without taking into account any proceeds received pursuant to the exercise of any underwriters' over-allotment option. The amount of consideration to be paid in cash rather than stock will depend on a number of factors, including the amount of Net Cash Proceeds and the percentage of Eligible Members who have elected to receive cash.

Notwithstanding the foregoing, no fractional shares will be issued to any Eligible Member as a result of the pro rata allocation described above, and instead, such Eligible Member will receive the additional fraction of a share of Holding Company Stock necessary to permit such Eligible Member to receive a whole number of shares, and the amount of cash allocated to such Eligible Member will be reduced by a corresponding amount as set forth in the Plan; provided, that in the event that, after giving effect to the allocation of cash proceeds contemplated by the previous paragraph, one or more Eligible Members would be entitled to receive consideration in the form of both cash and Holding Company Stock but the number of shares of Holding Company Stock which such Eligible Member is entitled to receive is less than 100, then (i) each such Eligible Member will receive additional shares of Holding Company Stock so that such Eligible Member receives a total of 100 shares of Holding Company Stock and (ii) the amount of cash allocated to each such Eligible Member in accordance with this paragraph will be reduced by a corresponding amount, as set forth in the Plan. All cash amounts representing a reduction in the cash allocated to an Eligible Member pursuant to the foregoing clause (ii) or to prevent the issuance of fractional shares will revert to the Holding Company or, if applicable, EICN.

If EIG determines in its sole discretion and after receiving the advice of the managing underwriters of the IPO that it is advisable or appropriate in seeking to optimize the marketing of the IPO and the aftermarket performance of the Holding Company Stock, Eligible Members not electing cash will nevertheless receive some of their consideration in the form of cash. EIG may distribute cash consideration to all such Eligible Members pro rata based upon the number of Allocable Shares allocated individually to each such Eligible Member if: (1) the amount of cash consideration to be distributed to such Eligible Members in respect of each Allocable Share for which they otherwise would receive one share of Holding Company Stock equals the sum of the price per share at which the Holding Company Stock is sold in the IPO plus the additional amount, if any, by which the average closing price of the Holding Company Stock over its first 20 trading days exceeds the price per share at which the Holding Company Stock is sold in the IPO (but the additional amount may not exceed 20% of the price per share at which the Holding Company Stock is sold in the IPO) and (2) the aggregate amount of the Net Cash Proceeds from the IPO so distributed to Eligible Members not electing cash (not including the amount of net proceeds from the exercise of any underwriters' over allotment option that also may be used for such purpose) does not in the aggregate exceed an amount equal to $225[8] million less the sum of the total amount of the Elective Cash Requirements plus the amount of any Net Cash Proceeds from the IPO retained by EIG and EICN (not including net proceeds from the exercise of any underwriters' over allotment option that EIG or EICN elect to retain). Notwithstanding the foregoing, no fractional shares will be issued to any Eligible Member as a result of the pro rata allocation described above, and instead, such Eligible Member will receive an additional cash amount in lieu of the fraction.

If some or all of an Eligible Member's consideration is in the form of Holding Company Stock, the Holding Company will send the Eligible Member a written confirmation of share ownership. This written confirmation will be sent not later than 15 business days after the Effective Date (or 30 business days, if either (i) the Net Cash Proceeds are not sufficient to fund the Elective Cash Requirements in full or (ii) cash consideration will be distributed pursuant to the terms of the Plan to those Eligible Members not electing cash). Until an Eligible Member receives the written confirmation, the Eligible Member will effectively be precluded from selling shares because it will not know how many shares it will receive. Likewise, if some or all of the consideration is in the form of cash, the Holding Company will send the Eligible Member a check not later than 15 business days after the Effective Date (or 30 business days, if either (i) the Net Cash Proceeds are not sufficient to fund the Elective Cash Requirements in full or (ii) cash consideration will be distributed pursuant to the terms of the Plan to those Eligible Members not electing cash).

The IPO. On the Effective Date, the Holding Company will sell newly issued shares of Holding Company Stock in the IPO for cash. The Effective Date will be the date on which the closing of the IPO occurs. EIG currently expects the Holding Company to complete its IPO in the first quarter of 2007, at the earliest.

Net Cash Proceeds will be applied first to pay the Mandatory Cash Requirements. The Net Cash Proceeds will next be applied to fund the Elective Cash Requirements. If any Net Cash Proceeds remain after all of the foregoing amounts have been paid in full, EIG may retain up to $25 million of the remaining net proceeds for working capital, payment of future dividends on Holding Company Stock, repurchases of shares of Holding Company Stock and other general corporate purposes, and contribute any remaining net proceeds in excess of such $25 million limit to its indirect subsidiary, EICN.

In addition, notwithstanding any other provision of the Plan to the contrary, if EIG's board of directors or the pricing committee of EIG's board of directors determines, in its sole discretion and after receiving the advice of the managing underwriters of the IPO, that completion of the IPO at an offering amount that exceeds the amount necessary to fully fund the Mandatory Cash Requirements and the Elective Cash Requirements is advisable or appropriate in connection with seeking to optimize the marketing of the IPO and the aftermarket

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8 The Nevada Division of Insurance has indicated that it may include a provision in its order that would have the effect of reducing the $225 million number. EIG expects that any such reduction would not be below $200 million.

performance of the Holding Company Stock, some or all of any Net Cash Proceeds remaining after the Mandatory Cash Requirements and the Elective Cash Requirements have been funded in full may be used to pay cash consideration to Eligible Members not electing cash, but only if the amount of Net Cash Proceeds so utilized for such purpose does not exceed an aggregate amount equal to (1) $225[9] million less (2) the sum of (i) the total amount of the Elective Cash Requirements plus (ii) the amount, if any, of the Net Cash Proceeds retained by the Holding Company and EICN.

The net proceeds of any underwriters' over-allotment option will be used first to fund that portion, if any, of the Elective Cash Requirements that is not funded in full by the Net Cash Proceeds. The Holding Company may retain and use any amount of the net proceeds from the exercise of any underwriters' over-allotment option that are not needed to fund the Elective Cash Requirements for working capital, payment of future dividends on the Holding Company Stock, repurchases of shares of Holding Company Stock and other general corporate purposes, and may use any or all of such amount to pay additional cash consideration to those Eligible Members not electing cash in accordance with the terms of the Plan (without regard to the limit described in the paragraph above on the amount of Net Cash Proceeds that may be used for such purpose).[10]

Equity Incentive Plan. As set forth in the Plan, the Holding Company Equity and Incentive Plan (which is attached to the Plan as Exhibit I) (the "Equity Incentive Plan") will be effective as of the Effective Date. The Equity Incentive Plan will permit the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, and other stock-based awards under the terms set forth therein.

On the Effective Date, the Holding Company intends to make "founders' grants" (the "Founders' Grants") in the form of nonqualified stock options granted under the Equity Incentive Plan, (i) to each full-time employee of the Holding Company and its subsidiaries, excluding its officers with titles of Senior Vice President and above, to purchase 300 shares of Holding Company Stock, and (ii) to each part-time employee of the Holding Company and its subsidiaries to purchase 150 shares of Holding Company Stock, in each case at the price per share at which the Holding Company Stock is sold in the IPO and pursuant to the terms of the Equity Incentive Plan. An aggregate of approximately 178,500 shares of Holding Company Stock are expected to underlie the Founders' Grants. The Founders' Grants will vest pro rata on each of the first three anniversaries of the closing of the IPO, subject to the continued employment of the employee, and will have a maximum term of seven years. Under limited circumstances, the options granted to founders may be exercised before the one-year anniversary of the closing of the IPO. This could occur where the recipient is terminated after a change of

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[9] The Nevada Division of Insurance has indicated that it may include a provision in its order that would have the effect of reducing the $225 million number. EIG expects that any such reduction would not be below $200 million.

[10] The Nevada Division of Insurance has indicated that it may include a provision in its order that would limit the circumstances in which EIG could use the proceeds from the over-allotment option to pay such additional cash consideration by setting a maximum amount of net proceeds from both the primary offering and the exercise of the over-allotment option that may be used for this purpose.

control of the Holding Company or where the board of directors of the Holding Company approves accelerated vesting, for example, in the event of a termination of employment.

The shares of Holding Company Stock reserved for issuance under the Equity Incentive Plan, including those shares issuable upon exercise of the Founders' Grants, will be registered under the Securities Act on a Form S-8 prior to the exercise of the stock options granted pursuant to the Equity Incentive Plan and the subsequent sale of the underlying shares.

All full-time and part-time employees of the Holding Company and its subsidiaries (other than officers with titles of Senior Vice President and above), including the Call Center personnel and the EIG Personnel (other than officers with titles of Senior Vice President and above and directors), will receive Founders' Grants. The size of such Founders' Grants will not vary directly or indirectly based on a recipient's status as a member of the Call Center personnel or the EIG Personnel or based on a recipient's participation in activities related to the Conversion. Founders' Grants will be exercisable for Holding Company Stock, which will not be issuable unless the Conversion is consummated. Other than the Founders' Grants, no compensation will be payable contingent upon the consummation of the Conversion. No Producers will receive Founders' Grants or any other compensation payable contingent upon the consummation of the Conversion.

IV. Activities of the Call Center Personnel, the Producers and the EIG Personnel

The Member Information Statement will be the Voting Members' primary source of information regarding the Conversion and will be mailed to Voting Members with the Special Meeting Notice. However, EIG has also established a Call Center to handle questions concerning the Conversion.

EIG has staffed the Call Center with employees of EIG who perform substantial duties for EIG otherwise than in connection with the Conversion. The Call Center personnel have temporarily assumed the extra duties associated with the Call Center. The Call Center personnel will not receive any additional compensation for performing their Call Center duties; they will receive only the compensation they already receive as employees of EIG performing duties for EIG otherwise than in connection with the Conversion. If the Conversion is consummated, they will also receive Founders' Grants. However, the size of such Founders' Grants will not vary directly or indirectly based on a recipient's status as a member of the Call Center personnel or based on a recipient's participation in activities related to the Conversion. The Call Center personnel will not receive any compensation based on the votes or elections made by Voting Members.[11] The Call Center personnel have been educated by EIG about the Conversion[12] and will be supervised with respect to Call Center activities.

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[11] However, because Founders' Grants will be exercisable for Holding Company Stock, which will not be issuable unless the Conversion is consummated, the Founders' Grants are contingent upon the consummation of the Conversion.

[12] We do not request relief under Section 15(a) of the Exchange Act with respect to the limited communications of the Call Center personnel or the Producers which occur prior to the date on which the Member Information

(cont'd)

After the Member Information Statement and other documents prepared or approved by EIG and the Commissioner for use in connection with the Special Meeting are available to Voting Members, the Call Center personnel and EIG Personnel may, on their own initiative or in response to policyholders' inquiries, participate in discussions with Voting Members and answer questions the Voting Members may have concerning the Conversion, the Plan, the Member Information Statement, the Special Meeting and the mechanics of the vote to be made by Voting Members. The Call Center personnel and EIG Personnel will be instructed that they may, at that time, (i) direct Voting Members to EIG's website where documents prepared or approved by EIG and the Commissioner for use in connection with the Conversion are available; (ii) report to Voting Members, in response to an appropriate inquiry, that the Member Information Statement contains the recommendation of the board of directors of EIG that Voting Members vote to approve the Plan; and (iii) contact Voting Members who have not yet returned a proxy card to remind them to vote and to inform them that the board of directors of EIG recommends that Voting Members vote to approve the Plan. As set forth above, the Call Center personnel will not be compensated, directly or indirectly, for their efforts in connection with such activities. The EIG Personnel also will not be compensated, directly or indirectly, for their efforts in connection with activities related to the Conversion or based on the votes or elections made by Voting Members.[13] The EIG Personnel will receive only the compensation they already receive as officers, directors or employees performing duties for EIG, the Holding Company, the Intermediate Holding Company or EICN otherwise than in connection with the Conversion. If the Conversion is consummated, Call Center personnel and EIG Personnel will receive Founders' Grants. However, the size of such Founders' Grants will not vary directly or indirectly based on a recipient's status as a member of the Call Center personnel or the EIG Personnel or based on a recipient's participation in activities related to the Conversion. Both the Call Center personnel and the EIG Personnel will be supervised with respect to such activities.

In addition, after the Member Information Statement and other documents prepared or approved by EIG and the Commissioner for use in connection with the Special Meeting are available to Voting Members, the Producers may, on their own initiative or in response to policyholders' inquiries, participate in discussions with Voting Members and answer questions the Voting Members may have concerning the Conversion, the Plan, the Member Information Statement, the Special Meeting and the mechanics of the vote to be made by Voting Members. At that time, EIG may request that the Producers (i) direct Voting Members to EIG's website where documents prepared or approved by EIG and the Commissioner for use in connection with the Conversion are available; (ii) contact Voting Members to ensure that they received all information prepared by EIG and delivered to Voting Members for use in connection with the Conversion, including the Member Information Statement; and (iii) contact Voting Members who have not yet returned a proxy card to remind them to vote and to inform them that the board

(cont'd from previous page)

Statement and other documents prepared or approved by EIG and the Commissioner for use in connection with the Special Meeting are available.

13. However, because Founders' Grants will be exercisable for Holding Company Stock, which will not be issuable unless the Conversion is consummated, the Founders' Grants to be made to Call Center personnel and EIG Personnel are contingent upon the consummation of the Conversion.

of directors of EIG recommends that Voting Members vote to approve the Plan. The Producers will not be compensated, directly or indirectly, for their efforts in connection with such activities.

In any such discussions concerning the Plan with Voting Members, the Call Center personnel, the Producers and the EIG Personnel may explain the Conversion, answer questions and confirm that the board of directors of EIG has unanimously voted to adopt the Plan and has recommended that the Voting Members vote in favor of approval of the Plan.

The Call Center personnel and the Producers have been,[14] and the EIG Personnel will be, specifically instructed in writing to refrain from:

(i) offering advice to policyholders regarding whether or not to express a preference to receive cash or Holding Company Stock;

(ii) advising policyholders on how to vote on the Plan, other than confirming that the board of directors of EIG has unanimously voted to adopt the Plan;

(iii) discussing the potential market value of the Holding Company or of Holding Company Stock;

(iv) providing financial advice about, or recommending or soliciting purchases of, Holding Company Stock to be issued in the IPO;

(v) discussing with policyholders or others their personal plans to invest or not invest in Holding Company Stock; or

(vi) discussing with policyholders or others the amount of consideration they could expect to receive in the Conversion, the formula for determining the amount of consideration or whether or not a particular policyholder is entitled to consideration in the Conversion.[15]

EIG has communicated these restrictions to (i) the Call Center personnel in writing as well as in special training classes and (ii) to Producers through written communications provided directly to Producers. EIG will also communicate these restrictions to the EIG Personnel in writing.

In addition to the foregoing limitations on communications, after the Member Information Statement and other documents prepared or approved by EIG and the Commissioner for use in connection with the Special Meeting are available to Voting Members, the Call Center

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[14] We do not request relief under Section 15(a) of the Exchange Act with respect to the limited communications of the Call Center personnel or the Producers which occur prior to the date on which the Member Information Statement and other documents prepared or approved by EIG and the Commissioner for use in connection with the Special Meeting are available.

[15] In addition, EIG will not encourage the Producers to discuss with policyholders the amount of consideration that policyholders are expected to receive in the Conversion.

personnel, the Producers and the EIG Personnel will be specifically instructed in writing to refrain from:

(i) using written materials other than the Member Information Statement or other documents prepared or approved by EIG and the Commissioner for use in connection with the Special Meeting or making any revisions to such documents; and

(ii) making any statements not derived from the Member Information Statement or other documents prepared or approved by EIG and the Commissioner for use in connection with the Special Meeting.

EIG will communicate these additional restrictions to (i) the Call Center personnel in writing as well as in special training classes, (ii) to Producers through written communications provided directly to Producers and (iii) to the EIG Personnel in writing.

During the period prior to the Conversion, including during the period when Voting Members will be asked to vote on the Plan, the Producers will go about their normal activities, including soliciting prospective purchasers of insurance products, subject to the restrictions set forth above. EIG anticipates that such solicitations may include detailed factual responses to the concerns of existing and prospective policyholders regarding EIG's and the Holding Company's finances, as well as discussion of the effects that the Conversion and the IPO may have on EIG.

In addition to the foregoing, after the Member Information Statement and other documents prepared or approved by EIG and the Commissioner for use in connection with the Special Meeting are available to Voting Members, EIG anticipates that it will engage a third party (the "Agent") and its employees to collect and count the votes of Voting Members and to provide other assistance in connection with the Conversion.[16]

V. <u>Discussion: The Conversion and the IPO</u>

A. Application of Section 3(a)(10) of the Securities Act

Absent an exemption or exclusion from the registration requirements of the Securities Act, the Holding Company Stock issued to Eligible Members pursuant to the Plan would need to be registered under Section 5 of the Securities Act. For the reasons set forth below, it is our opinion that such securities are not required to be registered because of the exemption from registration provided by Section 3(a)(10) of the Securities Act.[17] Section 3(a)(10) exempts from registration securities which are issued:

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[16] We do not request relief under Section 15(a) of the Exchange Act with respect to any anticipated activities of the Agent and its employees.

[17] Based upon our opinion that Section 3(a)(10) exempts from registration under the Securities Act common stock issued pursuant to the Plan, we are also of the opinion that Rule 145 under the Securities Act would not otherwise require the registration of such common stock because of the language in the Preliminary Note to

(cont'd)

in exchange for one or more *bona fide* outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any official or agency of the United States, or by any state or territorial banking or insurance commission or other governmental authority expressly authorized by law to grant such approval.

We note that the Staff has previously taken no-action positions involving Section 3(a)(10) in the context of demutualizations and mutual insurance holding company conversions generally comparable to the Conversion.[18]

In Staff Legal Bulletin No. 3 (CF) (July 25, 1997; revised on October 20, 1999) (the "Bulletin"), the Division outlined the conditions for the availability of the exemption provided by Section 3(a)(10). Because the conditions set forth in the Bulletin are derived by the Staff from both the language of Section 3(a)(10) and also the positions expressed by the Commission in Securities Act Release No. 312 (March 15, 1935) ("Release 312"),[19] the discussion below follows the framework of the Bulletin rather than that of Release 312.

1. <u>The securities must be issued in exchange for securities, claims or property interests; they cannot be offered for cash.</u>

The Conversion has been structured so that, under a number of published and private letter rulings issued by the Internal Revenue Service, Eligible Members who receive solely Holding Company Stock in exchange for their Membership Interests pursuant to the Conversion will recognize no gain or loss for U.S. federal income tax purposes as a result of the transaction, pursuant to Section 368 of the Internal Revenue Code.

The tax-beneficial structure is consistent with the requirement that the securities be issued for securities, claims or property interests, and not for cash. The Holding Company Stock will

(cont'd from previous page)

Rule 145, which states that "[t]ransactions for which statutory exemptions under the [Securities] Act, including those contained in [Section] 3(a) . . . (10) . . ., are otherwise available are not affected by Rule 145."

18 See, e.g., Anthem Insurance Companies, Inc. (October 25, 2001); Principal Mutual Holding Company (October 9, 2001); Phoenix Home Life Mutual Insurance Company (May 31, 2001); The Prudential Insurance Company of America (April 6, 2001); AmerUs Group Co. (January 29, 2001); American Mutual Holding Company (May 23, 2000); Metropolitan Life Insurance Company (November 17, 1999); John Hancock Mutual Life Insurance Company (November 8, 1999); Standard Insurance Company (January 26, 1999); Blue Cross and Blue Shield of Virginia (June 14, 1996); Farm Family Mutual Insurance Company (April 2, 1996); Guarantee Mutual Life Company (April 13, 1995); State Mutual Life Assurance Company of America (March 23, 1995); The Equitable Life Assurance Society of the United States (February 20, 1992) ("Equitable I"); Empire Mutual Insurance Company (November 19, 1987); California Mutual Insurance Company (January 14, 1986); Home Service Mutual Insurance Company (October 9, 1981); and The Beacon Mutual Indemnity Company (November 3, 1980).

19 See note 4 of the Bulletin.

be issued to Eligible Members in exchange for the extinguishment of and in liquidation of their Membership Interests, which have been recognized by the Staff as exchangeable property interests under Section 3(a)(10) in connection with the demutualization or mutual insurance holding company conversion of a number of insurance companies.[20] No Holding Company Stock will be offered in the Conversion to Eligible Members for cash.

2. A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

> If a governmental entity is approving the exchange, that entity must be authorized by statute: to hold a hearing on the transaction, although it is not necessary that the statute require the hearing; and to approve the fairness of the exchange's terms and conditions.[21]

The Nevada Conversion Law both expressly authorizes and requires the Commissioner to conduct a public hearing and to affirmatively find, among other things, that the Plan is fair and equitable to the "policyholders," which are the "Eligible Members" as that term is defined under the Plan (the only persons or entities entitled to receive consideration under the Plan), prior to approving the application for Conversion. Section 693A.450 of the Nevada Conversion Law states that the "Commissioner shall conduct a public hearing not later than 120 days after the date on which the application [for conversion] is filed unless, for good cause, he extends this time." The Commissioner is expected to hold such a Hearing on October 26, 2006. Pursuant to Section 693A.455 of the Nevada Conversion Law, the "Commissioner shall not approve the application [for conversion] unless he finds that the . . . [p]lan of conversion is fair and equitable to the policyholders" (i.e., the Eligible Members as defined under the Plan).

3. The reviewing court or authorized governmental entity must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued; and be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court's or authorized governmental entity's approval of the transaction.

> The issuer must advise the court or authorized governmental entity before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court's or authorized governmental entity's approval of the exchange. It is the Division's view that the reviewing court or authorized governmental entity making the fairness determination 'must have sufficient information before it to determine the value of both the securities, claims or interests to be surrendered and the securities to be issued in the proposed transaction.'[22]

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[20] See *supra* note 18.

[21] See Section 4.B.1 of the Bulletin.

[22] See Section 4.B.3 of the Bulletin.

In a letter dated August 22, 2006 accompanying the application for Conversion, EIG advised the Commissioner that EIG will rely on the exemption from registration provided by Section 3(a)(10), based on the approval of the Plan by the Commissioner, and that while EIG will request a no-action letter from the Staff regarding the availability of the Section 3(a)(10) exemption, the no-action letter will be based, among other things, on the Commissioner's determination of the fairness of the transactions set forth in the Plan. The issuance of Holding Company Stock is an integral component of the Plan as a whole. Accordingly, in making her determination that the Conversion will be fair and equitable to the Eligible Members, the Commissioner will also need to conclude that the issuance of the Holding Company Stock, as contemplated under the Plan, meets the same standard. Thus, the Nevada Conversion Law meets the condition that the Commissioner must find that the terms and conditions of the exchange are fair and equitable to those to whom securities will be issued, i.e., the Eligible Members (the only persons or entities entitled to receive consideration under the Plan).

The Commissioner is also required to find that the transaction is procedurally fair to the Eligible Members. The Nevada Conversion Law sets forth extensive procedural requirements for the Conversion, including the requirements (i) of the Hearing, for which notice must be given to all Eligible Members, all of whom must have the right to appear at the Hearing; and (ii) that the Plan be approved by the Eligible Members at the Special Meeting.[23] Accordingly, the

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[23] Sections 693A.450 and 693A.460 of the Nevada Conversion Law set forth extensive procedural requirements for the Conversion. Section 693A.450 of the Nevada Conversion Law states:

> The Commissioner shall conduct a public hearing not later than 120 days after the date on which the application is filed unless, for good cause, he extends this time. Any interested person may appear or otherwise be heard at the public hearing. The Commissioner may continue the hearing for a reasonable period, not to exceed 60 days. The converting mutual shall give such reasonable notice of the hearing as the Commissioner requires. The hearing must be conducted pursuant to NRS 679B.320 to 679B.370, inclusive.

Section 693A.460 of the Nevada Conversion Law states:

> 1. Unless the Commissioner for good cause establishes a different time, the converting mutual shall, not less than 45 days after the date of the initial determination of approval by the Commissioner, hold a meeting of its policyholders at a reasonable time and place to vote upon the plan of conversion.
>
> 2. The converting mutual shall give notice not less than 30 days before the meeting, by first-class mail to the last known address of each policyholder, that the plan of conversion will be voted upon at a regular or special meeting of the policyholders. The notice must include, without limitation, a:
>
> (a) Brief description of the plan of conversion;
>
> (b) Statement that the Commissioner has initially approved the plan of conversion; and
>
> (c) Written proxy permitting the policyholder to vote for or against the plan of conversion.

(cont'd)

condition that the Commissioner must find that the terms and conditions of the exchange are procedurally fair to Eligible Members is satisfied.

The information provided to the Commissioner for purposes of making her determination will address the issue of the value of the Membership Interests, as well as the value of the securities to be issued in exchange therefor. The Hearing record on which the Commissioner will base her decision will include, among other things, (i) an opinion rendered by the financial advisor to the board of directors of EIG, to the effect that (subject to the assumptions and limitations contained therein) (x) the consideration to be provided to Eligible Members pursuant to the Plan is fair, from a financial point of view, to Eligible Members, as a group, and (y) the total consideration to be provided to Eligible Members pursuant to the Plan will be equal to or greater than the surplus of EICN, as reported on line 35 of the "Liabilities, Surplus and Other Funds" page (or the comparable line item, if different, of the form currently in use at the relevant time) of the annual or quarterly statutory statement (as the case may be) containing statutory accounting principles, or SAP, financial statements most recently filed prior to the Effective Date by EICN with the Nevada Division of Insurance and (ii) an opinion from EIG's actuarial advisor to the board of directors of EIG, to the effect that (x) all methodologies and formulas used to allocate the consideration among Eligible Members are reasonable; and (y) the allocation of consideration resulting from such methodologies and formulas is fair and equitable, from an actuarial perspective.

At the Commissioner's request, at and after the Hearing, EIG will make available to the Commissioner and to each Eligible Member a preliminary estimate of the amount of consideration to be allocated to such Eligible Member pursuant to the Plan. These preliminary estimates will be based upon the allocation formulas set forth in the Plan and then-current policyholder information from EIG's records, and will be calculated assuming that the aggregate consideration to be distributed to all Eligible Members is equal to the surplus of EICN as of June 30, 2006 ($554 million), which pursuant to Section 693A.440.2(a) of the Nevada Conversion Law, would be the minimum amount of aggregate consideration that must be distributed to Eligible Members if the conversion were completed on October 5, 2006. Accordingly, at the time the Commissioner makes her determination, she will be in possession of the actuarial formula to be used in allocating the consideration and have access to a preliminary estimate of the amount of consideration to be allocated to each Eligible Member.

(cont'd from previous page)

3. The Commissioner shall supervise and direct the conducting of the vote on the plan of conversion as necessary to ensure that the vote is fair and consistent with the requirements of this section. Each policyholder is entitled to only one vote regardless of the number of policies owned by the policyholder.

4. A plan of conversion is approved only if not less than two-thirds of the policyholders voting in person or by proxy at the meeting vote in favor of the plan of conversion.

5. For the purposes of notice and voting, the policyholder of a policy of group insurance is the entity to which the group policy is issued and not any person covered under the group policy.

Finally, Section 3.1(c) of the Plan states that EIG will use its reasonable best efforts to ensure that the managing underwriters for the IPO conduct the offering process in a manner that is generally consistent with customary practices for similar offerings (including, but not limited to, customary practices with respect to the marketing and promotion of the IPO and the terms of the underwriting agreement with respect to the IPO). Section 3.1(c) of the Plan also states that EIG will provide the Nevada Division of Insurance and its advisors a reasonable opportunity to review and provide comment on the underwriting agreement with respect to the IPO. In connection with the IPO, EIG and the lead underwriters must permit the Nevada Division of Insurance and its financial advisors to monitor and review the IPO process, including marketing, syndication, valuation and pricing, and EIG will not enter into an underwriting agreement for the IPO unless it is notified that the Commissioner has received confirmation from her financial advisor to the effect that EIG and the underwriters have complied in all material respects with such requirements.[24]

The foregoing enables the Commissioner to conclude that the allocation of the consideration among Eligible Members is fair, and also that the value of that consideration is fair.

4. The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

Under Sections 693A.450 and 693A.455 of the Nevada Conversion Law, the Commissioner is both expressly authorized and required to conduct a public hearing and to affirmatively find, among other things, that the Plan is fair and equitable to policyholders, which are the Eligible Members as defined under the Plan (the only persons or entities entitled to receive consideration under the Plan), prior to approving the application for Conversion. The Commissioner is expected to hold such a Hearing on October 26, 2006.

5. A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

Section 693A.450 of the Nevada Conversion Law both expressly authorizes and requires the Commissioner to hold the Hearing.

---

[24] The provisions of the Plan that provide the Nevada Division of Insurance with the ability to review and monitor the IPO process do not also provide the Commissioner with the authority to determine the size of the offering, including, whether the net proceeds of the offering must be an amount sufficient to satisfy the aggregate cash elections of Eligible Members. Instead, the size of the offering will be determined by EIG with the advice of the lead manager of the underwriters, subject to provisions of the Plan that specify that the minimum gross proceeds of the IPO must be not less than $125 million and must, at a minimum, generate sufficient Net Cash Proceeds to fund the Mandatory Cash Requirements in full. In making her determination that the Plan is fair and equitable, the Commissioner will approve the provisions of the Plan relating to allocation and election of form of consideration and these provisions will dictate how the cash and stock consideration is allocated and distributed among Eligible Members.

6. The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

As required by Section 693A.450 of the Nevada Conversion Law, "[a]ny interested person may appear or otherwise be heard" at the Hearing, including all Eligible Members. Even though the Hearing Notice requires an interested person who wishes to submit a written statement or make an oral statement at the Hearing to deliver such written statement or request for oral testimony to the Commissioner before October 19, 2006, counsel to the Commissioner has advised us that the Commissioner intends to permit any person who fails to meet such deadline to appear and be heard at the Hearing provided that the substance of the statement to be made by such person is relevant to the matters that are the subject of the Hearing. Accordingly, this condition will be satisfied.

7. Adequate notice must be given to all those persons in a timely manner.

Pursuant to Section 693A.450 of the Nevada Conversion Law, EIG must provide "such reasonable notice of the [H]earing as the Commissioner requires." EIG mailed the Hearing Notice prepared by the Commissioner to all members of EIG on October 5, 2006, and to other interested persons as determined by the Commissioner, and also published the Hearing Notice in each of the Reno Gazette-Journal, the Nevada Appeal and the Las Vegas Review-Journal & Sun on September 25, 2006 and on October 2, 9 and 16, 2006. In addition, the Hearing Notice was posted on September 25, 2006 at the Nevada Division of Insurance Office in Carson City, Nevada. On October 5, 2006, EIG also sent a letter to its members informing them of the Hearing and providing them with copies of the Plan, as amended and restated, and a summary description of the Plan and related matters. EIG has posted copies of these communications, together with the Hearing Notice, on its website.

8. There cannot be any prerequisites to the appearance by those persons at the hearing that will prevent those persons from having a meaningful opportunity to appear at the hearing.

There are no prerequisites to the appearance of authorized persons at the Hearing that might prevent such persons from having a meaningful opportunity to appear. Section 693A.450 of the Nevada Conversion Law states that "[a]ny interested person may appear or otherwise be heard at the public hearing." As set forth above, even though the Hearing Notice requires an interested person who wishes to submit a written statement or make an oral statement at the Hearing to deliver such written statement or request for oral testimony to the Commissioner before October 19, 2006, counsel to the Commissioner has advised us that the Commissioner intends to permit any person who fails to meet such deadline to appear and be heard at the Hearing provided that the substance of the statement to be made by such person is relevant to the matters that are the subject of the Hearing.

Pursuant to Section 693A.450 of the Nevada Conversion Law and the provisions of the Nevada Revised Statutes cited therein, including Section 679B.320(3), EIG may provide the Hearing Notice by publication thereof in a newspaper of general circulation in Nevada instead of mailing separate notices to interested persons unless separate notice is requested in writing in advance and such person pays to the Commissioner a reasonable amount to cover the cost of such separate notice. As detailed above, EIG published the Hearing Notice in newspapers of general circulation in Nevada and posted the Hearing Notice on its website. In addition, EIG mailed the Hearing Notice to all members of EIG on October 5, 2006, and to other interested persons as requested by the Commissioner. Such separate Hearing Notice was mailed without cost to any members of EIG or other interested persons.

Based upon the foregoing, it is our opinion that the issuance of Holding Company Stock to Eligible Members in exchange for the extinguishment of their Membership Interests is exempt from registration pursuant to Section 3(a)(10) of the Securities Act.

B. Resales of Common Stock Issued to Eligible Policyholders

Based on our review of Rules 144 and 145 under the Securities Act, the no-action positions taken by the Division with respect to the resales of securities issued without registration under the Securities Act in reliance upon Section 3(a)(10), and the position of the Staff as expressed in the Bulletin, we believe that shares of Holding Company Stock received by Eligible Members in exchange for the extinguishment of their Membership Interests will not be "restricted securities" within the meaning of Rule 144, and that such members may resell without registration under the Securities Act the shares of Holding Company Stock they receive pursuant to the Plan in accordance with the following guidelines:

(i) Eligible Members who are neither affiliates of EIG or EICN at the time that the Plan is submitted to Voting Members for approval, nor affiliates of the Holding Company following the Conversion, will be free to sell their shares of Holding Company Stock at any time without regard to Rules 144, 145(c) and 145(d);

(ii) Eligible Members who are affiliates of EIG or EICN at the time the Plan is submitted to Voting Members for approval and who are also affiliates of the Holding Company following the Conversion may resell their shares of Holding Company Stock pursuant to Rule 145(d)(1) (without regard to the holding period requirement of Rule 144(d) or the notification requirement under Rule 144(h)); and

(iii) Eligible Members who are affiliates of EIG or EICN at the time the Plan is submitted to Voting Members for approval, but are not affiliates of the Holding Company following the Conversion, may resell their shares of Holding Company Stock in accordance with the resale provisions of Rule 145(d)(1) (without regard to the holding period requirement of Rule 144(d) or the notification requirement of Rule 144(h)), 145(d)(2) or 145(d)(3). In computing the holding periods under Rule 145(d)(2) or (d)(3), such persons may not "tack" the length of time that they held Membership Interests to the time they hold their Holding Company Stock.[25]

---

[25] The Staff has previously allowed resales of securities received in Section 3(a)(10) exchange offers pursuant to similar guidelines. See, e.g., Anthem Insurance Companies, Inc., *supra* note 18; Principal Mutual Holding Company, *supra* note 18; Phoenix Home Life Mutual Insurance Company, *supra* note 18; The Prudential

(cont'd)

C. *Integration of the Issuance of Holding Company Stock to Eligible Members with the IPO*

It is our opinion that the issuance of Holding Company Stock in the Conversion should not be integrated with the IPO. Release No. 33-4552 (November 6, 1962) identifies five factors that the Commission considers relevant in determining whether offerings should be integrated. Set forth below is an analysis of each of the five factors as applied to the IPO, on the one hand, and the Conversion on the other. Additionally, strong policy considerations support the conclusion that the Commission should not integrate the offerings.

1. Are the offerings part of a single plan of financing?

The issuance of shares to Eligible Members in the Conversion is not a financing transaction as the Holding Company will raise no new capital through the Conversion distribution.[26] The issuance of shares to Eligible Members in the Conversion will be done for the purpose of effecting the Conversion of EIG from a mutual insurance holding company to a stock company, which the board of directors of EIG has concluded would further EIG's strategic goals and plans by, among other things, providing EIG with more diversified access to capital and enhanced structural flexibility. By contrast, the IPO is a financing transaction that may raise capital for the Holding Company in addition to amounts necessary to pay cash consideration to Eligible Members in accordance with the Plan and to pay all fees and expenses incurred by EIG, the Intermediate Holding Company or EICN, respectively, in connection with the Conversion and the IPO. As was the case in previous demutualizations and mutual insurance holding company conversions, the Plan requires that proceeds from the IPO fund the payments of cash as consideration under the Plan. If any Net Cash Proceeds remain after the payments of cash as consideration under the Plan have been funded in full, the Holding Company may retain up to $25 million of any Net Cash Proceeds that remain for working capital, payment of future dividends on the Holding Company Stock, repurchases of shares of Holding Company Stock and other general corporate purposes. Any remaining Net Cash Proceeds in excess of such $25 million limit may be contributed to EICN. In certain instances, some or all of the Net Cash

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(cont'd from previous page)

Insurance Company of America, *supra* note 18; AmerUs Group Co., *supra* note 18; American Mutual Holding Company, *supra* note 18; Metropolitan Life Insurance Company, *supra* note 18; John Hancock Mutual Life Insurance Company, *supra* note 18; Standard Insurance Company, *supra* note 18; Blue Cross and Blue Shield of Virginia, *supra* note 18; Farm Family Mutual Insurance Company, *supra* note 18; Guarantee Mutual Life Company, *supra* note 18; State Mutual Life Assurance Company, *supra* note 18; Equitable I, *supra* note 18; Citizens Security Life Insurance Company (June 18, 1990); and National Security Insurance Company (April 12, 1990). See also Meris Laboratories, Inc. (December 27, 1991); LAC Minerals, Ltd. (June 27, 1991); International Mahogany Corporation (October 25, 1990); St. Ives Holding Company, Inc. (July 22, 1987); Release No. 33-6508 (February 10, 1984) at note 1; and Section 5 of the Bulletin.

26 See Anthem Insurance Companies, Inc., *supra* note 18; Principal Mutual Holding Company, *supra* note 18; Phoenix Home Life Mutual Insurance Company, *supra* note 18; The Prudential Insurance Company of America, *supra* note 18; Metropolitan Life Insurance Company, *supra* note 18; John Hancock Mutual Life Insurance Company, *supra* note 18; Standard Insurance Company, *supra* note 18; Blue Cross and Blue Shield of Virginia, *supra* note 18; Farm Family Mutual Insurance Company, *supra* note 18; Guarantee Mutual Life Company, *supra* note 18; State Mutual Life Assurance Company, *supra* note 18; Ohio Valley Bank Company/Ohio Valley Bank (August 27, 1992); and Bayswater Realty & Capital Corporation (March 30, 1982).

Proceeds remaining after the Mandatory Cash Requirements and the Elective Cash Requirements have been funded in full may be used to pay cash consideration to Eligible Members not electing cash, but only if the amount of Net Cash Proceeds utilized for such purpose does not exceed an amount specified in the Plan.

The net proceeds of any underwriters' over-allotment option will be used first to fund that portion, if any, of the Elective Cash Requirements that is not funded in full by the Net Cash Proceeds. The Holding Company may retain and use any amount of the net proceeds from the exercise of any underwriters' over-allotment option that are not needed to fund the Elective Cash Requirements for working capital, payment of future dividends on the Holding Company Stock, repurchases of shares of Holding Company Stock and other general corporate purposes, and may use any or all of such amount to pay additional cash consideration to those Eligible Members not electing cash in accordance with the terms of the Plan (without regard to the limit described in the paragraph above on the amount of Net Cash Proceeds that may be used for such purpose).[27]

As was the case in previous demutualizations and mutual insurance holding company conversions, the fact that a portion of the proceeds of the IPO will be used to fund the payments of cash consideration to Eligible Members under the Plan and to pay expenses does not cause integration of the issuance of Holding Company Stock to Eligible Members with the IPO (such that the Holding Company is unable to rely on the Section 3(a)(10) exemption for the distribution of Holding Company Stock pursuant to the Conversion).

2. Do the offerings involve the issuance of the same class of securities?

Holding Company Stock ultimately will be issued in the IPO to new investors and distributed to Eligible Members through the Conversion.

3. Are the offerings made at or about the same time?

The Conversion will be effective on the same day on which the IPO will close. However, actual offers to Eligible Members and to purchasers in the IPO will not occur at the same time. The Plan and the Nevada Conversion Law provide that Voting Members will vote on whether to approve the Plan prior to the Effective Date. EIG currently expects that the Special Meeting, at which Voting Members will vote on the Plan, will occur in early 2007 and that the IPO will not price and close until at least a month thereafter. In addition, the underwriters will not commence the road show for the IPO, and the IPO will not price and close, until after the Commissioner has entered a final order approving EIG's application for Conversion. Under Section 693A.470.1(a) of the Nevada Conversion Law, the Commissioner must enter such final order "within 10 days after receiving a valid certification from the converting mutual setting forth the vote and certifying that the plan of conversion was approved by not less than two-thirds of the policyholders voting in person or by proxy on the plan of conversion." Accordingly, the offering

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[27] The Nevada Division of Insurance has indicated that it may include a provision in its order that would limit the circumstances in which EIG could use the proceeds from the over-allotment option to pay such additional cash consideration by setting a maximum amount of net proceeds from both the primary offering and the exercise of the over-allotment option that may be used for this purpose.

to Eligible Members will conclude prior to the issuance of the final order approving EIG's application for Conversion and prior to the commencement of the road show for the IPO. Even though issuances of Holding Company Stock to the Voting Members and to the investors who purchase in the IPO will occur on the same date, the offerings will not be made at or about the same time.

4. Is the same type of consideration to be received?

The Holding Company will receive cash consideration in the IPO. By contrast, the extinguishment of Membership Interests in EIG is the consideration that will be received by the Holding Company in consideration for issuing Holding Company Stock to Eligible Members in the Conversion.

5. Are the offerings made for the same general purpose?

The IPO and the issuance of Holding Company Stock to Eligible Members will be conducted for different purposes. The IPO will be made for the purpose of raising capital primarily for funding the payments of cash to Eligible Members under the Plan and the fees and expenses incurred by EIG, the Intermediate Holding Company or EICN, respectively, in connection with the Conversion and the IPO. If any Net Cash Proceeds remain after the Mandatory Cash Requirements and Elective Cash Requirements have been funded in full, the Holding Company may retain up to $25 million of those proceeds for working capital, payment of future dividends on the Holding Company Stock, repurchases of shares of Holding Company Stock and other general corporate purposes. Any remaining Net Cash Proceeds in excess of such $25 million limit may be contributed to EICN. In certain instances, some or all of the Net Cash Proceeds remaining after the Mandatory Cash Requirements and the Elective Cash Requirements have been funded in full may be used to pay cash consideration to Eligible Members not electing cash, but only if the amount of Net Cash Proceeds utilized for such purpose does not exceed an amount specified in the Plan. The proceeds of any underwriters' over-allotment option will be used first to fund that portion, if any, of the Elective Cash Requirements that is not funded in full by the Net Cash Proceeds. The Holding Company may retain and use any amount of the net proceeds from the exercise of any underwriters' over-allotment option that are not needed to fund the Elective Cash Requirements for working capital, payment of future dividends on the Holding Company Stock, repurchases of shares of Holding Company Stock and other general corporate purposes, and may use any or all of such amount to pay additional cash consideration to those Eligible Members not electing cash in accordance with the terms of the Plan (without regard to the limit described above on the amount of Net Cash Proceeds that may be used for such purpose).[28]

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[28] The Nevada Division of Insurance has indicated that it may include a provision in its order that would limit the circumstances in which EIG could use the proceeds from the over-allotment option to pay such additional cash consideration by setting a maximum amount of net proceeds from both the primary offering and the exercise of the over-allotment option that may be used for this purpose.

The issuance of Holding Company Stock to Eligible Members will not raise new capital, but will be made for the purpose of effecting the Conversion and converting EIG from a mutual insurance holding company into a stock company.

We believe that the foregoing factors require a finding that it is not appropriate to integrate the IPO with the issuance of Holding Company Stock to Eligible Members in the Conversion. The Staff has previously determined in connection with the demutualization of other insurance companies or other mutual insurance holding company conversions that the issuance of common stock in the demutualization or mutual insurance holding company conversion should not be integrated with a coincident IPO.[29] There are no relevant differences between the facts present in those demutualizations or mutual insurance holding company conversions and those presented by the Conversion.

Strong policy considerations also support such a finding. Section 3(a)(10) reflects a Congressional intent that a regulator other than the Commission have primary authority with respect to the regulation of securities covered thereby,[30] and contemplates that the protection afforded investors by the registration requirements of the Securities Act are unnecessary to protect securityholders whose securities are the subject of an exchange offer which is determined to be fair by a governmental entity following a public hearing. As applied to EIG, the Commissioner's fairness determination eliminates the need for registration with the Commission and, thus, no purpose would be served by integration. For these and other reasons discussed above, we believe that it would not be appropriate to integrate the IPO and the distribution of Holding Company Stock in the Conversion pursuant to Section 3(a)(10).

D. Integration of the Issuance of Holding Company Stock to Eligible Members with the Equity Incentive Plan

In addition, in our opinion, the issuance of Holding Company Stock to the Eligible Members in an offering exempt under Section 3(a)(10) should not be integrated with the registered offering of securities in connection with the Equity Incentive Plan. The shares of Holding Company Stock reserved for issuance under the Equity Incentive Plan will be registered under the Securities Act on a Form S-8 prior to the exercise of the stock options granted pursuant to the Equity Incentive Plan, including the Founders' Grants to be made on the Effective Date, and the subsequent sale of the underlying shares.

The consideration received by EIG for issuing Holding Company Stock to Eligible Members (i.e., extinguishment of their Membership Interests) will differ from that received in

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[29] See Anthem Insurance Companies, Inc., *supra* note 18; Principal Mutual Holding Company, *supra* note 18; Phoenix Home Life Mutual Insurance Company, *supra* note 18; The Prudential Insurance Company of America, *supra* note 18; Metropolitan Life Insurance Company, *supra* note 18; John Hancock Mutual Life Insurance Company, *supra* note 18; Standard Insurance Company, *supra* note 18; Blue Cross and Blue Shield of Virginia, *supra* note 18; Farm Family Mutual Insurance Company, *supra* note 18; Guarantee Mutual Life Company, *supra* note 18; State Mutual Life Assurance Company, *supra* note 18; and Equitable I, supra note 18.

[30] See *supra* note 29; and Ohio Valley Bank Company/Ohio Valley Bank, *supra* note 26. See also generally Release 312.

the Equity Incentive Plan (i.e., cash and increased management and employee performance and retention). Moreover, the general purpose of the issuance of Holding Company Stock to Eligible Members (i.e., to effect conversion of EIG from a mutual insurance holding company to a stock form of ownership) is evidently different from the purpose of the Equity Incentive Plan (i.e., to incentivize management and employees). Finally, for the policy reasons discussed above in the context of the IPO, no purpose would be served by integrating the offering of Holding Company Stock in the Conversion with the Equity Incentive Plan. Accordingly, in our view, the issuance of Holding Company Stock to Eligible Members pursuant to an exchange offer exempt under Section 3(a)(10) need not be integrated with the registered offering of securities issued in connection with the Equity Incentive Plan.[31]

E. Section 15(a) of the Exchange Act

For the reasons set forth below, we believe that the anticipated activities of the Call Center personnel, the Producers and the EIG Personnel, as described in this letter, will not result in the Call Center personnel, the Producers and the EIG Personnel being "engaged in the business of effecting transactions in securities for the account of others" and, therefore, that the Call Center personnel, the Producers and the EIG Personnel will not be "brokers" within the meaning of Section 3(a)(4) of the Exchange Act or for purposes of the registration requirements of Section 15(a) of the Exchange Act.[32]

First, we believe that if the Call Center personnel, the Producers and the EIG Personnel, were to discuss the Plan with Voting Members, handle inquiries regarding the Plan and contact Voting Members who have not yet returned a proxy card to remind them to vote and to inform them that the board of directors of EIG recommends that Voting Members vote to approve the Plan, as applicable, they will not, in any event, be "effecting transactions" for purposes of Section 3(a)(4). The primary function of the Call Center personnel, the Producers and the EIG Personnel is to help Voting Members understand the Plan. The Call Center personnel are employees of EIG who are performing the Call Center function. No Call Center personnel, Producers or EIG Personnel will receive any additional compensation in connection with activities related to the vote on the Plan by Voting Members. No compensation of Call Center personnel, Producers or EIG Personnel will be payable contingent upon the consummation of the Conversion or depend upon the votes or elections made by the Voting Members.[33] If the Conversion is consummated, Call Center personnel and EIG Personnel will receive Founders' Grants. However, the size of such Founders' Grants will not vary directly or indirectly based on

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[31] See, e.g., John Hancock Mutual Life Insurance Company, *supra* note 18; Standard Insurance Company, *supra* note 18; and Guarantee Mutual Life Company, *supra* note 18.

[32] Section 15(a)(1) of the Exchange Act provides that it "shall be unlawful for any broker or dealer which is either a person other than a natural person or a natural person not associated with a broker or dealer which is a person other than a natural person . . . to make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce or attempt to induce the purchase or sale of, any security . . . unless such broker or dealer is registered in accordance with" Section 15(b) of the Exchange Act.

[33] However, because Founders' Grants will be exercisable for Holding Company Stock, which will not be issuable unless the Conversion is consummated, the Founders' Grants to be made to Call Center personnel and EIG Personnel are contingent upon the consummation of the Conversion.

a recipient's status as a member of the Call Center personnel or the EIG Personnel or based on a recipient's participation in activities related to the Conversion. In addition, none of the Call Center personnel, the Producers or the EIG Personnel will handle any customer funds or securities in connection with the Conversion. As set forth in Section IV hereof, the Call Center personnel, the Producers and the EIG Personnel will receive specific guidance from EIG as to the permissible scope and content of their activities when the Member Information Statement and other documents prepared or approved by EIG and the Commissioner for use in connection with the Conversion become available to Voting Members. They will not be permitted to make any statements not derived from the Member Information Statement or other documents prepared or approved by EIG and the Commissioner for use in connection with the Special Meeting. In effect, the Call Center personnel, the Producers and the EIG Personnel are mere conduits of public information about the Plan and the Conversion between EIG and Voting Members for purposes of a vote on the Conversion, and will not be "effecting" any transaction in securities.

Second, none of the Call Center personnel, the Producers or the EIG Personnel will be "engaged in the business" of effecting securities transactions within the meaning of Section 3(a)(4) by virtue of discussing the Plan with Voting Members or contacting Voting Members as described in this letter. The phrase "engaged in the business" "connotes a certain regularity of participation in purchasing and selling activities rather than a few isolated transactions."[34] EIG's Conversion from a mutual insurance holding company into a stock company and the Call Center personnel's, the Producers' and the EIG Personnel's activities in connection therewith are, by their very nature, one-time, non-recurring events. As stated above, no Call Center personnel, Producers or EIG Personnel will receive any additional compensation in connection with activities related to the vote on the Plan by Voting Members. No compensation of the Call Center personnel, the Producers or the EIG Personnel will be payable contingent upon the consummation of the Conversion or depend upon the votes or elections made by the Voting Members.[35] No Call Center personnel, Producers or EIG Personnel will be hired solely for the purpose of assisting Voting Members in connection with the vote on the Plan by Voting Members.

As a result, and for the reasons stated above, we do not believe that the Call Center personnel, the Producers or the EIG Personnel should be considered "engaged in the business" of acting as brokers. The Staff of the Division of Market Regulation of the Commission has provided relief similar to the relief requested by this letter in other demutualizations and mutual insurance holding company conversions.[36]

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[34] Louis Loss & Joel Seligman, Fundamentals of Securities Regulation 756 (2000).

[35] However, because Founders' Grants will be exercisable for Holding Company Stock, which will not be issuable unless the Conversion is consummated, the Founders' Grants to be made to Call Center personnel and EIG Personnel are contingent upon the consummation of the Conversion.

[36] See, e.g., Anthem Insurance Companies, Inc., *supra* note 18; Principal Mutual Holding Company, *supra* note 18; The Prudential Insurance Company of America, *supra* note 18; and John Hancock Mutual Life Insurance Company, *supra* note 18;

Furthermore, we are not aware of any previous occasion on which the Staff of the Division of Market Regulation has advised any person who proposed to engage in limited activities in connection with the solicitation of consents to an exchange offer that such person would be a "broker," or required such a person to register as a broker-dealer. Indeed, the Staff of the Division of Market Regulation has issued a series of no-action letters to companies engaged in making exchange offers to their securityholders in which the Staff of the Division of Market Regulation provided relief indicating that the companies' officers, employees and certain agents would not be regarded as "brokers" for purposes of Section 15(a) of the Exchange Act if the officers, employees and certain agents solicited acceptances of the offer without receiving any special remuneration.[37] We believe the Staff of the Division of Market Regulation's positions in these prior no-action letters support granting no-action relief here.

VI. Conclusion

Based on the foregoing, we request confirmation that the Staff and the Staff of the Division of Market Regulation will not recommend that the Commission take enforcement action against EIG, the Holding Company, the Intermediate Holding Company, EICN, any of their affiliates or their respective officers, directors or employees, including any of the Call Center personnel, or the Producers if:

(i) in the transaction that will result in EIG's Conversion, the Holding Company issues shares of Holding Company Stock to certain Eligible Members in exchange for the extinguishment of their Membership Interests, without registering such exchange under the Securities Act in reliance upon the exemption from registration provided by Section 3(a)(10) thereunder;

(ii) Eligible Members who receive such unregistered shares of Holding Company Stock subsequently sell such shares in accordance with the resale guidelines described in Section V.B hereof; and

(iii) the Call Center personnel, the Producers or the EIG Personnel communicate with members under the circumstances described in this letter without the Call Center personnel, the Producers or the EIG Personnel registering as brokers with the Commission pursuant to Section 15(b) of the Exchange Act.[38]

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[37] See, e.g., Anthem Insurance Companies, Inc., *supra* note 18; Principal Mutual Holding Company, *supra* note 18; Phoenix Home Life Mutual Insurance Company, *supra* note 18; The Prudential Insurance Company of America, *supra* note 18; John Hancock Mutual Life Insurance Company, *supra* note 18; Standard Insurance Company, *supra* note 18; Guarantee Mutual Life Company, *supra* note 18; The Manufacturers Life Insurance Company (May 18, 1999); and The Equitable Life Assurance Society of the United States (February 27, 1992).

[38] We do not request relief under Section 15(a) of the Exchange Act with respect to the limited communications of the Call Center personnel or the Producers which occur prior to the date on which the Member Information Statement and other documents prepared or approved by EIG and the Commissioner for use in connection with the Special Meeting are available.

Because of the importance of the Conversion to EIG, we would appreciate hearing from you at your earliest convenience. If you have any questions or would like additional information about the matters addressed in this letter, please telephone the undersigned at (212) 735-2388 or Pallas Comnenos at (212) 735-2636.

Sincerely yours,

Susan J. Sutherland /M.D./

Susan J. Sutherland
Skadden, Arps, Slate, Meagher & Flom LLP

Enclosures

cc: Sonia Barros, Securities and Exchange Commission

Will Hines, Securities and Exchange Commission

Brian A. Bussey, Securities and Exchange Commission

Kristina A. Fausti, Securities and Exchange Commission

Lenard T. Ormsby, Esq.,
Executive Vice President and General Counsel,
EIG Mutual Holding Company

Exhibit A

Nevada
Insurance Code

693A.400

Construction of definitions

As used in NRS 693A.400 to 693A.540, inclusive, unless the context otherwise requires, the words and terms defined in NRS 693A.405 to 693A.430, inclusive, have the meanings ascribed to them in those sections.

======= Value Added Material ====================================

----- History -----------------------------------
Stats. 2001, 2232, eff. 10-1-2001.

==

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.405

"Closed block"

"Closed block" means an allocation of assets of the converting mutual sufficient to maintain payments of guaranteed benefits and the continuation of the current dividends for eligible members.

======= Value Added Material ===================================

----- History -----------------------------------
Stats. 2001, 2232, eff. 10-1-2001.

===

Nevada
Insurance Code

693A.410

"Consideration"

"Consideration" means cash, stock or other valuable compensation approved by the commissioner.

======= Value Added Material ==================================

----- History --------------------------------------
Stats. 2001, 2232, eff. 10-1-2001.

==

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.415

"Converting mutual"

"Converting mutual" means a domestic mutual insurance company or a mutual insurance holding company that has adopted a plan of conversion to a domestic stock insurance company pursuant to NRS 693A.400 to 693A.540, inclusive.

======= Value Added Material =================================

----- History ------------------------------------
Stats. 2001, 2232, eff. 10-1-2001.

==

Nevada
Insurance Code

693A.420

"Eligible member"

"Eligible member" means a person who has a membership interest in the converting mutual on the date on which the board of directors of the converting mutual adopts a resolution proposing a plan of conversion and an amendment to its articles of incorporation.

======= Value Added Material ===================================

----- History -----------------------------------
Stats. 2001, 2232, eff. 10-1-2001.

===

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.425

"New stock insurer"

"New stock insurer" means the domestic stock insurer that is created when the commissioner issues a certificate of authority to a converting mutual pursuant to NRS 693A.470.

======= Value Added Material ====================================

----- History ------------------------------------
Stats. 2001, 2232, eff. 10-1-2001.

==

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.430

"Policyholder"

"Policyholder" means a person who holds a policy issued by the converting mutual on the day on which the plan of conversion is initially approved by the board of directors of the converting mutual.

======= Value Added Material ====================================

----- History ------------------------------------
Stats. 2001, 2232, eff. 10-1-2001.

===

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.435

Conversion procedure

A domestic mutual insurer or a mutual insurance holding company may amend its articles of incorporation to become a domestic stock insurer by complying with NRS 693A.400 to 693A.540, inclusive, and obtaining a certificate of authority from the commissioner.

======= Value Added Material ==================================

----- History -----------------------------------
Stats. 2001, 2232, eff. 10-1-2001.

==

Nevada
Insurance Code

693A.440

Plan of conversion; distribution of consideration

1. The board of directors of a domestic mutual insurer or a mutual insurance holding company may adopt a resolution proposing a plan of conversion and an amendment to its articles of incorporation. The resolution must be approved by a vote of not less than two-thirds of the members of the board.

2. The plan of conversion must:

(a) Require the distribution of consideration equal to not less than the fair market value of the surplus of the converting mutual to the eligible members in exchange for the extinguishment of their membership interests in the converting mutual.

(b) Describe the manner in which the fair market value of the converting mutual and its surplus has been or will be determined.

(c) Require the distribution of consideration to the eligible members upon extinguishment of their membership interests in the converting mutual.

(d) Provide that membership interests in the converting mutual are extinguished as of the effective date of conversion.

(e) Specify the structure and form of the proposed consideration, including, without limitation, the projected range of the number of shares of capital stock to be:

(1) Issued to policyholders by the new stock insurer or the holding company of the new stock insurer; and

(2) Sold or reserved for sale to investors by the new stock insurer or the holding company of the new stock insurer, or to the trust established pursuant to this section.

(f) If the distribution of consideration will not be made immediately following the final order of the commissioner approving the conversion, provide for the establishment of a trust for the exclusive benefit of policyholders into which shares of the capital stock of the new stock insurer or the holding company of the new stock insurer must be placed pending distribution to the policyholders. The terms of the trust are subject to the approval of the commissioner. Such a trust may exist only for a period of 6 months after the final approval of the conversion, during which time the distribution of consideration to eligible policyholders and other persons must be completed.

(g) Provide for the determination of the reasonable dividend expectations of eligible members and other policyholders of policies that provide for distribution of policy dividends and the preservation of such expectations through the establishment of a closed block of assets.

(h) Provide for such other proposed conditions and provisions as the board of directors of the converting mutual determines are necessary and are not inconsistent with the provisions of NRS 693A.400 to 693A.540, inclusive.

======= Value Added Material ====================================

----- History -------------------------------------
Stats. 2001, 2232, eff. 10-1-2001.

==

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.445

Application

A converting mutual shall file with the commissioner an application to convert to a domestic stock insurer. The application must be accompanied by a nonrefundable fee of $2,450. The application must include, without limitation:

1. The plan of conversion adopted by the board of directors.

2. A certification that the plan of conversion was duly adopted by a vote of not less than two-thirds of the members of the board of directors of the converting mutual.

3. A certification that the plan of conversion is fair and equitable to the policyholders. This certification must be adopted by a vote of not less than two-thirds of the members of the board of directors of the converting mutual.

4. A statement of the reasons for the proposed conversion and why the conversion is in the best interest of the converting mutual, including, without limitation, a:

(a) Detailed analysis of the risks and benefits of the proposed conversion to the converting mutual and its members; and

(b) Comparison of the risks and benefits of the conversion with the risks and benefits of a reasonable alternative to the conversion.

5. A written opinion addressed to the board of directors of the converting mutual from a qualified, independent financial advisor attesting that the:

(a) Consideration to be provided to the membership of the converting mutual is fair to the eligible members as a group; and

(b) Total consideration to be provided to the membership is equal to or greater than the surplus of the converting mutual.

6. An opinion from a qualified actuary attesting that all methodologies and formulas used to allocate the consideration among eligible members are reasonable.

7. Certified copies of the proposed amendments to the articles of incorporation and bylaws to effect the conversion.

8. A copy of the form of the trust agreement of any trust to be used in connection with the conversion.

9. A plan of operation for a closed block to preserve the reasonable dividend expectations of

eligible members and other policyholders of policies that provide for the distribution of policy dividends.

10. A form of the proposed notice to be mailed by the converting mutual to its policyholders as required by NRS 693A.460.

11. A 5-year business plan and at least 2 years of financial projections for the new stock insurer and a parent company, if any.

12. A list of natural persons who are or have been selected to become directors or officers of the new stock insurer and the following information concerning each person on the list, unless the information is already on file with the commissioner:

(a) Occupation;

(b) Criminal convictions, other than traffic violations, during the immediately preceding 7 years;

(c) Personal bankruptcy of the person or the spouse of the person during the immediately preceding 7 years;

(d) Information regarding any consent decree entered into by the person; and

(e) Whether the person has been refused a fidelity or other bond during the immediately preceding 7 years.

13. Any plans that the new stock insurer or its parent company, if any, may have to:

(a) Raise additional capital through the issuance of stock or otherwise;

(b) Sell or issue stock to any person;

(c) Liquidate or dissolve any company or sell any material assets;

(d) Merge, consolidate or pursue any other form of reorganization with any person; or

(e) Make any material change in its investment policy, business, corporate structure or management.

14. Copies of proposed articles of incorporation and any proposed bylaws of the new stock insurer.

15. Such additional information as the commissioner may by regulation prescribe as necessary or appropriate for the protection of policyholders and security holders of the converting mutual, or for the protection of the public interest.

======= Value Added Material ==================================

----- History ------------------------------------
Stats. 2001, 2233, eff. 10-1-2001.

===

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.450

Public hearing

The commissioner shall conduct a public hearing not later than 120 days after the date on which the application is filed unless, for good cause, he extends this time. Any interested person may appear or otherwise be heard at the public hearing. The commissioner may continue the hearing for a reasonable period, not to exceed 60 days. The converting mutual shall give such reasonable notice of the hearing as the commissioner requires. The hearing must be conducted pursuant to NRS 679B.320 to 679B.370, inclusive.

======= Value Added Material ==================================

----- History ---
Stats. 2001, 2235, eff. 10-1-2001.

==

Nevada
Insurance Code

693A.455

Commissioner approval or disapproval

1. The commissioner shall issue an order making an initial determination of approval or disapproval of the application not later than 30 days after the public hearing.

2. The commissioner shall not approve the application unless he finds that the:

(a) Plan of conversion is fair and equitable to the policyholders;

(b) Plan of conversion does not deprive the policyholders of their property rights or due process of law;

(c) New stock insurer meets the minimum requirements for a certificate of authority to transact the business of insurance in this state; and

(d) Continued operation of the new stock insurer is not hazardous to future policyholders and the public.

3. For the purposes of this section, the commissioner may consider any relevant factor, including, without limitation:

(a) The capital requirements of the new stock insurer;

(b) Whether a sufficient portion of the surplus of the converting mutual was contributed by persons or entities whose policies or contracts were not in force on the date on which the plan of conversion was initially approved by the board of directors of the converting mutual to require the reduction of the consideration to policyholders to an amount equal to less than the surplus;

(c) Whether the plan of conversion includes preemptive rights for policyholders to purchase securities offered in the initial sale of securities by the new stock insurer;

(d) Whether the plan of conversion includes establishment of a preference account from which the payment of any shareholder dividends, including a regular, special or liquidation dividend, would be prohibited for such a reasonable period as the commissioner may require;

(e) The suitability of the trustees of any trust created to effect the conversion; and

(f) Whether the utilization of a trust, if included in the plan of conversion, has a material adverse effect on policyholders, other than delaying the receipt of shares of capital stock.

4. If the commissioner makes a determination to disapprove the application, the commissioner shall issue a final order setting forth specific findings for the disapproval.

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.460

Policyholders meeting to vote on plan of conversion

1. Unless the commissioner for good cause establishes a different time, the converting mutual shall, not less than 45 days after the date of the initial determination of approval by the commissioner, hold a meeting of its policyholders at a reasonable time and place to vote upon the plan of conversion.

2. The converting mutual shall give notice not less than 30 days before the meeting, by first-class mail to the last known address of each policyholder, that the plan of conversion will be voted upon at a regular or special meeting of the policyholders. The notice must include, without limitation, a:

(a) Brief description of the plan of conversion;

(b) Statement that the commissioner has initially approved the plan of conversion; and

(c) Written proxy permitting the policyholder to vote for or against the plan of conversion.

3. The commissioner shall supervise and direct the conducting of the vote on the plan of conversion as necessary to ensure that the vote is fair and consistent with the requirements of this section. Each policyholder is entitled to only one vote regardless of the number of policies owned by the policyholder.

4. A plan of conversion is approved only if not less than two-thirds of the policyholders voting in person or by proxy at the meeting vote in favor of the plan of conversion.

5. For the purposes of notice and voting, the policyholder of a policy of group insurance is the entity to which the group policy is issued and not any person covered under the group policy.

======= Value Added Material ==================================

----- History ----------------------------------
Stats. 2001, 2235, eff. 10-1-2001.

==

693A.465

Abandonment of plan of conversion

A converting mutual may, by not less than a two-thirds vote of the members of its board of directors and with the approval of the commissioner, abandon the plan of conversion at any time before the issuance of the certificate of authority by the commissioner pursuant to NRS 693A.470. Upon abandonment, all rights and obligations arising out of the plan of conversion terminate and the converting mutual shall continue to conduct its business as a domestic mutual insurer or a mutual insurance holding company as though no plan of conversion had ever been adopted.

======= Value Added Material ====================================

----- History ------------------------------------
Stats. 2001, 2236, eff. 10-1-2001.

==

Nevada
Insurance Code

693A.470

Final order; certificate of authority for new stock insurer

1. The commissioner shall:

(a) Enter a final order approving the application to convert to a stock insurer within 10 days after receiving a valid certification from the converting mutual setting forth the vote and certifying that the plan of conversion was approved by not less than two-thirds of the policyholders voting in person or by proxy on the plan of conversion; and

(b) Publish notification of the issuance of the final order in a newspaper of general circulation in Carson City and in the county of domicile of the converting mutual if different from Carson City.

2. Except as otherwise provided in NRS 693A.465, the commissioner shall issue a certificate of authority to the new stock insurer when the converting mutual files a certificate with the commissioner stating that all the conditions set forth in the plan of conversion have been satisfied.

3. The conversion is effective upon the issuance of the certificate of authority by the commissioner.

4. Upon issuance of the certificate of authority, the articles of incorporation of the insurer shall be deemed to be amended in compliance with NRS 692B.030.

======= Value Added Material ==================================

----- History ------------------------------------
Stats. 2001, 2236, eff. 10-1-2001.

==

Nevada
Insurance Code

693A.475

Commissioner use of experts

In determining whether a plan of conversion meets the requirements of NRS 693A.400 to 693A.540, inclusive, or with regard to any other matters relating to the development of a plan of conversion, the commissioner may engage the services of experts. All reasonable costs related to the review of a plan of conversion or such other matters, including those costs attributable to the use of experts, must be paid by the converting mutual filing the application or initiating discussions with the commissioner about such matters.

======= Value Added Material ==================================

----- History -----------------------------------
Stats. 2001, 2237, eff. 10-1-2001.

===

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.480

Confidentiality of documents

1. Except as otherwise provided in subsection 2, all information and documents obtained by or disclosed to the commissioner or any other person in the course of preparing, filing and processing an application of a converting mutual, other than information and documents distributed to policyholders in connection with the meeting of policyholders pursuant to NRS 693A.460 or filed or submitted as evidence in connection with the public hearing pursuant to NRS 693A.450, are confidential and not subject to subpoena, and must not be made public by the commissioner, the National Association of Insurance Commissioners or any other person, except to insurance departments of other states, without the prior written consent of the insurer to which such information and documents pertain.

2. If the commissioner, after giving the insurer and its affiliates who would be affected notice and opportunity to be heard, determines that the interests of policyholders, shareholders or the public will be best served by the publication of such information and documents, the commissioner may publish all or any part thereof in such a manner as he determines appropriate.

======= Value Added Material ===================================

----- History -----------------------------------
Stats. 2001, 2237, eff. 10-1-2001.

===

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.485

Continuation of corporate existence

The corporate existence of a converting mutual pursuant to NRS 693A.400 to 693A.540, inclusive, does not terminate, and the new stock insurer shall be deemed to be a continuation of the converting mutual and to have been organized on the date the converting mutual was originally organized.

======= Value Added Material ==================================

----- History -----------------------------------
Stats. 2001, 2237, eff. 10-1-2001.

==

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.490

Stock rights of directors, officers, employees, or agents

The provisions of NRS 693A.400 to 693A.540, inclusive, do not prohibit the inclusion in the plan of conversion of provisions under which members of the board of directors, officers, employees or agents of the new stock insurer, and persons acting as trustees of employee stock ownership plans or other employee benefit plans may be entitled to purchase for cash capital stock of the new stock insurer at the same price initially issued by the new stock insurer under the plan of conversion, except that no such purchase may be made while any shares of capital stock are held in a trust established pursuant to the plan of conversion.

======= Value Added Material ==================================

----- History ------------------------------------
Stats. 2001, 2237, eff. 10-1-2001.

==

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.495

Compensation for aiding, promoting, or assisting in conversion

1. No director, officer, employee or agent of the converting mutual, or any other person, may receive any fee, commission or other valuable consideration, other than his usual regular salary and compensation, for aiding, promoting or assisting in a plan of conversion except as set forth in the plan of conversion approved by the Commissioner.

2. Subsection 1 does not prohibit a management or employee incentive compensation program that is contained in the plan of conversion and approved by the Commissioner to be adopted upon conversion to the new stock insurer or prohibit such a program to be adopted later by the new stock insurer.

3. Subsection 1 does not prohibit the payment of reasonable fees and compensation to attorneys, accountants, actuaries and investment bankers for services performed in the independent practice of their professions if the person is also a member of the board of directors of the converting mutual.

======= Value Added Material ===================================

----- History -----------------------------------
Stats. 2001, 2238; 2003, 3330 (AB 453), eff. 10-1-2003.

==

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.500

Beneficial ownership acquisition of voting securities

1. Except as otherwise specifically provided in the plan of conversion, before and for a period of 5 years after the issuance of a certificate of authority to a new stock insurer pursuant to NRS 693A.470, no person other than the new stock insurer may directly or indirectly offer to acquire or acquire in any manner the beneficial ownership of 5 percent or more of any class of a voting security of the new stock insurer or of any institution that owns a majority of the voting securities of the new stock insurer without the prior approval by the commissioner of an application for acquisition.

2. The commissioner shall not approve an application for acquisition filed pursuant to subsection 1 unless he finds that:

(a) The acquisition will not frustrate the plan of conversion as approved by the policyholders and the commissioner;

(b) The board of directors of the new stock insurer has approved the acquisition or extraordinary circumstances not contemplated in the plan of conversion have arisen which would warrant approval of the acquisition; and

(c) The acquisition is consistent with the purpose of NRS 693A.400 to 693A.540, inclusive, to permit conversions on terms and conditions that are fair and equitable to the policyholders.

3. An application for acquisition filed pursuant to subsection 1 must describe in sufficient detail all information necessary for the approval of the application.

4. If any material change occurs in the facts set forth in an application for acquisition filed pursuant to subsection 1, an amendment setting forth the change, together with copies of all documents and other material relevant to the change, must be filed with the commissioner.

5. The commissioner may hold a public hearing on an application for acquisition filed pursuant to subsection 1. If the commissioner decides to hold a public hearing, the hearing must be held not later than 30 days after the person seeking to acquire securities files an application for acquisition with the commissioner pursuant to subsection 1. The commissioner shall give at least 20 days' notice of the hearing to the person filing the application for acquisition. The person filing the application for acquisition shall give not less than 7 days' notice of the hearing to the new stock insurer and to such other persons as may be designated by the commissioner. In connection with the hearing, the person filing the application for acquisition, the new stock insurer, any other person to whom notice of the hearing was given, and any other person whose interest may be affected may conduct discovery proceedings in the same manner as is allowed in the district court. All discovery proceedings must be concluded not later than 3 days before the commencement of the hearing. At the hearing, the person filing the application for acquisition, the new stock insurer, any other person to whom notice of the hearing was given, and any other person whose interest may be affected may present evidence, examine and cross examine witnesses, and offer oral and

written arguments. If any acquisition referred to in the application for acquisition is proposed by means of a registration statement under the Securities Act of 1933, 15 U.S.C. ss 77a et seq., in circumstances requiring the disclosure of similar information under the Securities Exchange Act of 1934, 15 U.S.C. ss 78a et seq., or under a state law requiring similar registration or disclosure, the person required to file the statement may utilize such documents in furnishing the information required by the application for acquisition. The person filing the application shall serve the new stock insurer and any institution that owns a majority of the voting securities of the new stock insurer with a copy of the application for acquisition and any amendments thereto on the day the documents are filed with the commissioner.

6. The new stock insurer and any institution that owns a majority of the voting securities of the new stock insurer must be permitted to become parties to the hearing upon request.

7. The commissioner shall make a determination not later than 30 days after the conclusion of the hearing or, if no hearing is held, not later than 30 days after the date on which the application for acquisition is filed with the commissioner pursuant to subsection 1. Approval or disapproval of an application for acquisition must be by written order. Any person who is aggrieved by the order may petition for judicial review in the manner provided by chapter 233B of NRS.

8. The commissioner may retain, at the expense of the person filing an application for acquisition pursuant to subsection 1, any attorneys, actuaries, accountants and other experts who are not employees of the division as may be reasonably necessary to assist the commissioner in reviewing the application.

======= Value Added Material ===================================

----- History ------------------------------------
Stats. 2001, 2238, eff. 10-1-2001.

==

Nevada
Insurance Code

693A.505

Prohibitions against voting securities

1. No security which is the subject of any agreement or arrangement regarding acquisition, or which is acquired or to be acquired, in contravention of NRS 693A.500 or of any regulation or order of the commissioner may be voted at any shareholders' meeting or may be counted for quorum purposes, and any action of the shareholders requiring the affirmative vote of a percentage of shares may be taken as though such securities were not issued and outstanding, but no action taken at any such meeting may be invalidated by the voting of such securities unless:

(a) The action would materially affect control of the new stock insurer or an institution that owns a majority of the voting securities of the new stock insurer; or

(b) A court of competent jurisdiction has so ordered.

2. If a new stock insurer or the commissioner has reason to believe that any security of the new stock insurer or an institution that owns a majority of the voting securities of the new stock insurer has been or is about to be acquired in contravention of NRS 693A.400 to 693A.540, inclusive, or of any regulation or order of the commissioner, the new stock insurer or the commissioner may apply to the First Judicial District Court in and for Carson City for an order to enjoin any offer or acquisition made in contravention of NRS 693A.500 or any regulation or order of the commissioner to enjoin the voting of any security so acquired, to void any vote of such a security already cast at any shareholders' meeting, and for such other equitable relief as the nature of the case and the interest of the policyholders, creditors and shareholders of the new stock insurer, or the public, may require.

======= Value Added Material ==================================

----- History -----------------------------------
Stats. 2001, 2239, eff. 10-1-2001.

==

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.510

Sequestration of voting securities

In any case where a person has acquired or is proposing to acquire any voting securities in violation of NRS 693A.400 to 693A.540, inclusive, or any regulation or order of the commissioner, the First Judicial District Court in and for Carson City may, upon the application of the commissioner or the new stock insurer, and on such notice as the court determines appropriate, seize or sequester any voting securities of the new stock insurer or an institution that owns a majority of the voting securities of the new stock insurer owned directly or indirectly by such a person and issue any order with respect thereto as the court determines appropriate to effectuate the provisions of NRS 693A.400 to 693A.540, inclusive. Notwithstanding any other provision of law, for the purposes of NRS 693A.400 to 693A.540, inclusive, the situs of the ownership of such securities shall be deemed to be in this state.

======= Value Added Material ====================================

----- History ----------------------------------
Stats. 2001, 2240, eff. 10-1-2001.

===

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.515

Penalties for violations

A person who offers to acquire or acquires a security in violation of subsection 1 of NRS 693A.500 may be required by the commissioner, after notice and hearing, to pay an administrative penalty of $100 for each day that the person remains in violation, except that the aggregate penalty pursuant to this section may not exceed $10,000.

======= Value Added Material ====================================

----- History -----------------------------------
Stats. 2001, 2240, eff. 10-1-2001.

==

Nevada
Insurance Code

693A.520

Violations by directors or officers

Any director or officer of a person, or an agent of the person, who knowingly violates or assents to or permits any officer or agent of the person to violate the requirements of NRS 693A.500 may be required by the commissioner, after notice and hearing, to pay, in his individual capacity, an administrative penalty of not more than $5,000 per violation. In determining the amount of the penalty, the commissioner shall take into account the appropriateness of the penalty with respect to the gravity of the violation, the history of previous violations, and such other matters as the commissioner determines are required in the interest of justice.

======= Value Added Material ====================================

---- History ------------------------------------
Stats. 2001, 2240, eff. 10-1-2001.

==

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.525

Cease and desist order

1. If the commissioner has reason to believe that any person or any director, officer, employee or agent of the person is engaged in any conduct in violation of NRS 693A.500, the commissioner may order the person to cease and desist immediately from engaging in any further such conduct. The order is permanent unless the person, not later than 20 days after receipt of the order, files a written request for a hearing with the commissioner.

2. If, after a hearing pursuant to subsection 1, the commissioner determines that such action is in the best interest of the policyholders, the creditors or the public, the commissioner may also order the person to void any contract entered into in violation of NRS 693A.500.

3. An order of the commissioner pursuant to this section is a final decision in a contested case for the purpose of judicial review pursuant to chapter 233B of NRS.

======= Value Added Material ====================================

---- History ----------------------------------
Stats. 2001, 2240, eff. 10-1-2001.

===

Nevada
Insurance Code

693A.530

Regulatory authority

The commissioner may adopt such regulations and issue such orders as he determines are necessary to carry out the provisions of NRS 693A.400 to 693A.540, inclusive.

======= Value Added Material ====================================

----- History ------------------------------------
Stats. 2001, 2241, eff. 10-1-2001.

==

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.535

Right to judicial review of final order

Any person aggrieved by a final order of the commissioner issued pursuant to the provisions of NRS 693A.400 to 693A.540, inclusive, may petition for judicial review in the manner provided by chapter 233B of NRS.

======= Value Added Material ====================================

----- History ------------------------------------
Stats. 2001, 2237, eff. 10-1-2001.

==

Nevada
Insurance Code

TITLE 57 -- INSURANCE ... Chapter 693A -- CORPORATE POWERS AND PROCEDURES OF DOMESTIC STOCK AND MUTUAL INSURERS ... Conversion of Mutual Into Stock Insurer

693A.540

Injunctive orders

Whenever it appears to the commissioner that any person or any director, officer, employee or agent of the person has committed or is about to commit a violation of any provision of NRS 693A.400 to 693A.540, inclusive, or of any regulation or order of the commissioner relating thereto, the commissioner may apply to the First Judicial District Court in and for Carson City for an order enjoining the person, director, officer, employee or agent from violating or continuing to violate any provision of NRS 693A.400 to 693A.540, inclusive, or any such regulation or order, and for such other equitable relief as the nature of the case and the interest of the policyholders, creditors and shareholders of the insurer, or the public, may require.

======= Value Added Material ================================

----- History ------------------------------------
Stats. 2001, 2237, eff. 10-1-2001.

==

Exhibit B

The following charts reflect EIG's organizational structure before and after the completion of the Conversion and the IPO:

Structure Before Conversion and Completion of the IPO


EIG Mutual Holding Company
(a Nevada mutual insurance holding company)
Membership Interests
100%
Employers Insurance Group, Inc.
(a Nevada intermediate stock holding company)
Policyholders/Members
100%
100%
100%
workers' compensation insurance policies
Employers Insurance Company of Nevada (a Nevada stock workers' compensation insurance company)
Employers Occupational Health, Inc. (a Nevada corporation)
Elite Insurance Services, Inc. (a Nevada corporation)
100%
Employers Compensation Insurance Company (a California stock property and casualty insurance company)

Structure After Conversion and Completion of the IPO


Common Stockholders (investors in the IPO and Eligible Members receiving stock in the Conversion)
common stock
Employers Holdings, Inc.(1) (a Nevada stock corporation)
100%
Employers Group, Inc.(2) (a Nevada stock corporation)
100%
100%
100%
Employers Insurance Company of Nevada (a Nevada property and casualty insurance company authorized to write workers' compensation insurance)
Employers Occupational Health, Inc. (a Nevada corporation)
Elite Insurance Services, Inc. (a Nevada corporation)
100%
Employers Compensation Insurance Company (a California stock property and casualty insurance company)

---

(1) Employers Holdings, Inc. is the name that EIG Mutual Holding Company will adopt upon consummation of its Conversion.

(2) Employers Group, Inc. is the name that Employers Insurance Group, Inc. will adopt upon consummation of the Conversion.